Knight

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

S ACCESS ACCESS ACCESS ACCESS ACCESS BEGINS HERE

Knight Capital Group, Inc. 2007 Annual Report


Gateway to the Market > Science of Trading > Standard of Trust > Liquidity

Knight Capital Group, Inc. (Nasdaq: NITE) > A leading financial services firm that provides electronic and voice access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients, and asset management for institutions and private clients. Our Global Markets business provides market access and trade execution services in nearly every U.S. equity security and a large number of international securities, futures, options, foreign exchange and fixed income. We offer high-quality trade executions through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support alpha creation and capital formation. Our Asset Management business, Deephaven Capital Management, is a global multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets. More information about Knight can be found at www.knight.com.



> Multiple Asset Classes > Hybrid Market Model > Client-Centered Philosophy

It's All About Access > In today's complex, tightly regulated and fast-moving global capital markets, all market participants want access to liquidity and the best available information and tools.

We recognize that clients of diverse sizes, investment strategies and styles have markedly different requirements and benchmarks for success. We also understand they share the need for actionable market intelligence and high-quality trade executions.

Knight provides buy- and sell-side clients with access to advanced market access and trade execution services across multiple asset classes. Driven by a client-centered philosophy, we offer clients an extraordinary degree of choice and support at each step of the process to help them succeed in any market.

Thomas M. Joyce, Chairman & CEO



FELLOW KNIGHT SHAREHOLDER:

Broad U.S. stock market volumes continued to rise steadily in 2007. We also witnessed a return in volatility – as represented by the CBOE Volatility Index – which spiked to its highest levels in four years and contributed to a choppy trading environment.

2007 will, of course, go down as the year of the subprime credit crisis and deteriorating housing market. The resulting impact on the broader credit markets led to writedowns at some firms and contributed to the heightened trading volumes and market volatility of the second half of the year.

In contrast, at Knight, the investor uncertainty that began in the summer allowed us to demonstrate the power of Knight's hybrid market model together with our deep, natural pool of liquidity. We continued to make progress on several fronts despite the challenging market conditions.

- Knight achieved consolidated pre-tax margins of 22 percent – exceeding our goal of 20 percent – on revenues of $905.3 million and pre-tax earnings of $201.2 million.
- In Global Markets, we added new clients, diversified our products and services, and developed into a truly "all-market" U.S. equity trade execution destination covering more than 18,000 micro-, small-, mid- and large-cap securities.
- Additional investments in quantitative models and trading technology infrastructure allowed Global Markets to work with more clients and handle greater volumes of trades across asset classes.
- We continued to focus on client service and grew commission and fee-based revenues, which now account for more than 50 percent of Global Markets revenues.
- In Asset Management, Deephaven Capital Management is gaining recognition as an institutional-quality alternative investment manager, introducing two new single-strategy funds providing investors with access to specialized strategies targeting absolute returns.

We accomplished this while continuing to carefully manage our capital structure and balance sheet. In addition, Knight's Board of Directors authorized doubling the current share repurchase program to $1 billion in 2007. Over the course of the year, we repurchased 17.5 million shares for $259.2 million, leaving approximately $373.8 million in the program.

Giving Trading Renewed Strategic Value

As market conditions fluctuated in the late summer with the prolonged de-leveraging of portfolios due to the subprime credit crisis, buy- and sell-side clients turned to Knight. Clients utilized our market access and

"Knight's ability to provide clients with high-quality trade executions according to regulatory- and client-defined measures is giving trading renewed strategic value. Overall, I believe we offer the best trade executions on Wall Street."

trade execution services to source liquidity, access our market intelligence and either make critical adjustments to portfolios or completely unwind positions.

This represented an ideal confluence of events for firms with the resources and trading skills to stay in the market. During the second half, we set new firm-wide one-day records for both electronic *and* voice trading volumes during the same session.

Another market event from the summer was the sudden and widespread failure of quantitative models. The common reaction among firms that failed to properly model for certain events was to severely downsize commitments or pull out of the market entirely. Again, we provided clients with ongoing, actionable market intelligence and trading insights that helped increase their returns and, in the process, contributed to our results.

Our Global Markets strategy centers on growing the client base of buy- and sell-side firms with significant trade execution needs by offering customized connectivity to our pools of liquidity, capturing an ever-greater share of client order flow by providing high-quality trade executions and cross-selling an array of complementary products and services that support alpha creation and capital formation.

Our client-centered philosophy clearly resonates with buy- and sell-side firms. From 2005 to 2007, we grew the client base 53 percent and dramatically increased annual totals for U.S. equity share volume, trades and dollar value traded. Over the same three-year period, we increased Global Markets pre-tax earnings more than 400 percent.

Also of significance:

- **Direct Edge ECN.** With the sale of minority equity interests to Citadel and Goldman Sachs, we transitioned the ECN to a consortium model to facilitate future growth.
- **Knight Link.** Demand for alternative liquidity sources from smart order routers and dark liquidity-seeking algorithms continued to drive client growth and volumes. In the fourth quarter of 2007, Knight Link averaged daily U.S. equity share volume of 69.8 million.
- **International.** Knight's London-based voice trade execution services continued their impressive growth with potential fragmentation of the European capital markets, presenting even greater opportunities.

In summary, Knight's ability to provide clients with high-quality trade executions according to regulatory- and client-defined measures is giving trading renewed strategic value. Overall, I believe we offer the best trade executions on Wall Street.

Total Revenues
(in thousands)


$634,842
$956,289
$905,324
05
06
07

Pre-Tax Earnings
(in thousands)


$256,511
05
06
07

Pre-Tax Margins


16.6%
26.8%
22.2%
05
06
07

Developing into an Institutional-Quality Alternative Investment Manager

In Asset Management, Deephaven Capital Management continued to make progress toward reaching organizational goals in spite of the difficult market conditions.

Deephaven achieved blended fund performance of 6.8% which exceeded the relevant benchmark indexes. Deephaven continued the rollout of single-strategy funds, launching the European Event Fund LLC and International Volatility Strategies Fund LLC, which appeal to institutional investors and funds of hedge funds.

Deephaven also further diversified its investor base and made important inroads with pensions, endowments, foundations and investment consultants. As of January 1, 2008, Deephaven had assets under management of $4.0 billion.

While the market conditions in the second half of 2007 were positive for Global Markets, substantive macro-economic changes in the U.S. contributed to poor fund performance. In particular, a slowdown in M&A activity due to the tightening credit markets limited opportunities for the Event Fund and caused investors to reconsider asset allocations. On February 1, 2008, Deephaven announced the closing of the Event Fund.

Finally, Deephaven's senior managers recently exercised an option to acquire a 49 percent stake in the subsidiary. We believe this development will provide added incentives for the senior managers to grow assets under management while leaving in place the pre-existing profit-sharing arrangement with Knight.

Outlook for 2008

We expect market volatility to remain high in 2008 with muted growth in broad stock market volumes. The credit market troubles will continue to play out as the economic uncertainty lingers and an election year builds to conclusion.

In Global Markets, we will continue to make investments to deepen our liquidity pools across asset classes and enhance market access and trade execution services. We will also look to:

- Continue to innovate and refine quantitative models according to market conditions, buy- and sell-side client priorities and changing client order flow profiles.
- Cross-sell products and services that support alpha creation such as Knight Direct EMS broker-neutral electronic trading platform, EdgeTrade algorithms, Knight Capital Partners capital placement services

Net Income
(in thousands)


$66,360
$158,346
$122,240
05
06
07

Diluted EPS


$0.62
$1.49
$1.21
05
06
07

Electronic as % of Total Global Markets Revenues*


24.8%
32.8%
39.7%
05
06
07

*Excluding Direct Edge ECN. Electronic Revenues have experienced a five-year CAGR of 70%.

and commission management as well as market access and trade execution services across asset classes.
- Deepen relationships with our sell-side retail brokerage clients through our Knight BondPoint electronic fixed income trading solution and Knight Portfolio Access managed account products and services.
- Grow international revenues in Europe where recent market structure changes present new opportunities given our strengths in helping clients find liquidity and providing high-quality trade executions.

In Asset Management, Deephaven will continue to focus on performance, adding new funds, diversifying the investor base and increasing assets under management. In addition, Deephaven will:
- Pursue innovative investment strategies and processes that generate attractive, risk-adjusted returns for investors.
- Continue development of the Global Fundamental Equity team and Asia team to capitalize on international investment opportunities.
- Institutionalize operational best practices to further strengthen Deephaven's reputation as an institutional-quality alternative investment manager.

As a firm, Knight will continue to evolve by capitalizing on our strengths. We'll work to increase operational leverage across market cycles in order to maintain pre-tax margins of at least 20 percent on a consolidated basis.

Finally, Knight will practice cash management discipline, balancing prudent share repurchases with strategic investments in complementary products and services that add asset classes or give us a presence in new geographic regions.

2007 was a wild year in the global capital markets. By any measure it was also quite a successful one for Knight. We begin 2008 with considerable momentum, an abundance of opportunities and clearly-defined priorities across the firm.

On behalf of our directors, management team, and more than 900 employees, I thank you for your continuing support and look forward to sharing in our future successes.

Thomas M. Joyce
Chairman & CEO
March 17, 2008



From 2005 to 2007, Knight's average daily U.S. equity trades experienced CAGR of 28.4%, average daily shares CAGR of 7.0% and average daily dollar value traded CAGR of 30.6%.


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ACCESS OUR VIRTUAL EXCHANGE

Knight is an "all-market" U.S. equity trade execution destination. We engage in trading and market making in more than 18,000 U.S. equities and accept order types for NYSE-, NASDAQ- and AMEX-listed as well as over-the-counter securities.

Our hybrid market model features multiple electronic and voice access points, making it easy for our clients to connect and route sell-side order flow and send buy-side orders to Knight according to specific preferences and requirements, such as SEC Rule 605 guidelines regarding speed, effective-over-quoted spread and price improvement. Our firm's deep, natural liquidity pool is comprised of order flow and trade executions from more than 2,450 buy- and sell-side firms.

Knight's robust trading technology infrastructure provides exchange-like capacity and reliability, allowing greater client choice and instant access across multiple asset classes. In addition, we have sophisticated trading software and quantitative models that facilitate routing decisions according to order size and lot, and execute trades in milliseconds.

Our hybrid market access and trade execution services – combined with our large liquidity pool – consistently result in high-quality trade executions according to regulatory- and client-defined measures such as speed, price, anonymity and market impact.

In 2007, our daily equity share volume was on average far greater than any U.S. exchange. In addition, we set new firm records for all-time highs in average daily trades and dollar value traded.

HELPING OUR GLOBAL MARKETS CLIENTS NAVIGATE THROUGH A COMPLEX & FRAGMENTED MARKETPLACE



"We help our clients trade successfully. While competitors are re-assessing their models and offerings, we have one of the largest voice teams on Wall Street. Paired with our comprehensive electronic services, we're able to service all our clients' needs."

– **David S. Lehmann**, Institutional Sales (Chicago)



"Quantitative models and automated trading strategies have revolutionized the financial markets over the past decade. At Knight, we take pride in bringing the benefits of these innovations to every client, from an online broker to the largest institutional investor."

– **Matt Cushman**, Quant Model Strategist





"Our objective is to execute an effective program that allows Knight to cultivate a disciplined risk-taking approach under prudent guidelines and policies. Central to this program are established limits and controls that measure, monitor, manage and mitigate risk, with the goal of optimizing our trading and service levels to our clients."

– **Bill Hartigan**, Global Markets Risk Management



"We go the extra mile to quickly craft custom solutions to our clients' automated trading requirements, enabling them to achieve the best execution for their trades through Knight's connections to the myriad trading venues available in today's marketplace."

– **Margaret Tharp**, Software Developer

"Our established pan-European business has the recently introduced MiFID standards at its core, including access to a wide variety of points of liquidity with lower transaction costs and an execution model that delivers better results for clients."

– **Phil Gough**, European Operations (London)





"The growth of product and service offerings at Knight, over the past several years, is impressive. We now have a comprehensive set of tools across multiple asset classes and our focus is expanding globally. It's a truly meaningful transformation that portends well for our future."

– **Colin D. Keely**, Institutional Sales (San Francisco)

ELECTRONIC
Access & Trading

The modernization of the global capital markets has accelerated in recent years. Firms are now able to collect and analyze market data faster. Today, algorithmic trading accounts for approximately one-third of U.S. stock market volumes.

In this dynamic market environment, our electronic market access and trade execution services allow us to work with more clients, process greater trading volumes and easily scale up during periods of heightened market activity.

As a result of a firm-wide automation effort, approximately 95% of our trades are now processed electronically. In addition, targeted acquisitions have enhanced our equity liquidity pool and allowed us to build and expand our pools of liquidity across asset classes.

- The 2005 acquisition of ATTAIN ECN, since relaunched as Direct Edge ECN, is now a leading ECN with Knight, Citadel and Goldman Sachs as minority equity owners.
- The 2005 acquisition of DTI enabled us to build Knight Direct EMS, a broker-neutral electronic trading platform for equities, futures and options.
- The 2006 acquisition of Hotspot FX added a spot foreign exchange ECN.
- The 2006 acquisition of ValuBond, since relaunched as Knight BondPoint, added a fixed income ECN and front-end application for sell-side firms.
- The 2008 acquisition of EdgeTrade added to our agency-only, algorithmic software capabilities.

In addition, we continue to develop innovative new offerings such as Knight Link, an electronic access point into Knight's deep, off-exchange liquidity for our alternative liquidity provider clients. We also built Knight Match, a dark crossing system which allows the buy-side to interact anonymously with our sell-side and other buy-side order flow.

Knight's electronic market access and trade execution services are comprised of our quantitative models, Knight Direct EMS™, Knight Link™, Knight Match®, Knight BondPoint™, Hotspot FX™ and EdgeTrade™.


Execution Management System > Knight Di > Dark Pools > Knight Match > Speed > Price > Ec ge Trade > otspot FX > Knight

Experience > Specialized Knowledge > **Client Relationships** > Sales Traders > Institutional Block Traders > Cash Traders > Trading

VOICE
Access & Trading

Despite the proliferation of electronic trading, there will always be a need for the actionable market intelligence and trading insights of our experienced traders that simply cannot be replicated by a server and lines of code.

Our sales traders and cash traders understand the direction and momentum of the markets as well as trading patterns for individual securities. They provide our buy- and sell-side clients with an immeasurable level of intelligence, insights and service in different market conditions and cycles.

Throughout the trading day, Knight's sales traders and cash traders handle large block orders, difficult-to-trade issues, IPOs and "story" stocks affected by events including M&A activity that require specialized knowledge of the markets.

Our more than 80 sales traders and 25 institutional block traders provide buy-side clients with uncommon perspective on trading patterns in each stock they follow in order to reduce market impact and overall transaction costs. Our 65 cash traders look for trading irregularities and help sell-side clients achieve consistent high-quality trade executions.

The contributions of our sales traders were dramatically highlighted in August 2007 when quantitative models employed by buy-side firms began to underperform *en masse*. As the global capital markets reacted, Knight's clients turned to our sales traders for help in unwinding positions and making critical adjustments to portfolios. Our sales traders handled record volumes and enhanced client relationships by providing critical support in a challenging time.

The level of support we provide clients doesn't end with the execution of a trade. We have one of the largest client service teams on Wall Street to address questions and provide swift issue resolution.

Insights > Actionable Market Intelligence > Price Improvement > Minimal Market Impact > Market Color > Alpha Creation > Trust



From 2005 to 2007, Knight's buy-side client base grew approximately 70% from 1,000 to 1,700.





ACCESS OUR EXPERTISE

At Knight, we understand the global capital markets. We also understand how buy- and sell-side firms of diverse sizes, investment strategies and styles prefer to connect and interact with the markets.

Anticipating client needs allows us to offer solutions that make it easy for firms to route order flow to us. And, as a rule, we provide services that extend beyond the customary scope of market access and trade execution services.

- We understand the operational issues clients face. Our connectivity team provides clients with a range of consulting and services on trade execution, including electronic trading infrastructure.
- We understand trading in fragmented capital markets. Our collective experience and advanced quantitative models allow us to customize trading solutions that allow clients to efficiently and effectively source liquidity.
- We understand how clients rate performance. Our liquidity experts work with clients to develop sophisticated strategies to optimize trade execution for maximum performance and cost efficiency.

We also offer complementary products and services that support alpha creation and capital formation, including capital placement, commission management, restricted stock transactions and repurchase programs, as well as small- and mid-cap company roadshows for buy-side firms.


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Revenues derived from electronic market access and trade execution services in Knight's Global Markets segment increased from 24.8% in 2005 to 39.7% in 2007.*

*Note: Metrics exclude the results of Direct Edge ECN.


Sophisti cated Strategies > Optimized Tra > Co entary Products and ices > Restricted Stock Transactions

2007 IN NUMBERS

18,000+ Equities

Traded as part of our multiple asset class offering, plus fixed income, foreign exchange, options and futures

935.4 Billion

Total equity shares traded, including 20% more NASDAQ and Listed equity shares traded than in 2006


Repurchase Programs > Corporate Access > Compliance > Indispensable > Extensive Networks > Fund Diversification
Knight

332.9 Million

Total trades executed, with record one-day volume of 2.6 million trades

$3.2 Trillion

Dollar value traded, with record one-day dollar value traded of $29.9 billion

2,750 Clients

Our client base: 750 sell-side and 1,700 buy-side firms, and 300 companies

1,700


Futures

Knight provides industry-leading execution quality with the lowest effective-over-quoted spread* for the S&P 500 and NASDAQ 100 among the firm's peer group.

*Effective-Over-Quoted Spread: The result of a formula that compares the average effective spread with the quoted spread at the time of entry. When an order is executed exactly at the NBBO (National Best/Bid Offer) then the effective/quoted ratio is 100%. Lowered ratios indicate executions better than the NBBO and thus greater cost savings to clients.

Source: Thomson Transaction Analytics

d Income > **More Than 18,000 U.S. Equities** > Customized Connectivity > Small- and Mid-Cap Expertise



ACCESS OUR DEEP, NATURAL LIQUIDITY

Knight's strategy centers on growing the client base of buy- and sell-side firms by offering customized connectivity through our hybrid market model and capturing an ever-greater share of client order flow by providing high-quality trade executions.

Our client base is comprised of more than 2,450 buy- and sell-side firms, including broker-dealers, bulge-bracket firms, prime brokers, correspondent clearing firms, mutual funds, pension funds, hedge funds, trusts, endowments, private wealth managers, insurance companies and banks.

Continuing to grow the client base and enhancing our equity liquidity pool contributes to increased rates of matched trades and high-quality trade executions for all clients. In 2007, we executed U.S. equity volume totaling more than 332 million trades, over 935 billion shares traded and in excess of $3 trillion in dollar value traded.

When natural liquidity is not present in the marketplace, we can provide capital facilitation to complete trades on our clients' behalf and minimize slippage. If we need to access the broader market, we are connected to multiple external liquidity centers including ECNs, dark pools, exchanges and other market destinations.

Looking ahead, we are building new pools of liquidity across asset classes as well as expanding our international presence. We will continue to augment market access and trade execution services in ADRs, international equities, foreign exchange, futures, options and fixed income. We expect organic growth in Europe will continue as recent market structure changes present new opportunities.

ACCESS OUR INFRASTRUCTURE

As a leading market center, Knight's trading technology infrastructure is central to providing clients with access to deep, natural liquidity, actionable market intelligence and high-quality trade executions.

We possess the exchange-like capacity and reliability necessary to smoothly handle periods of heightened trading volumes and market volatility. Our technology supports everything from executing trades and managing our inventory of stocks to communicating up-to-the-millisecond information to our clients and monitoring for compliance.


Technology >
Latency >
of Trades per Day > Extensive

We continually challenge ourselves to develop new and better ways to improve operations. Our flexible platform allows us to quickly assess, improve, incorporate and roll out new applications that enhance our hybrid market model. In keeping with the fast pace of the global capital markets and our trading floor, the cycle time from new idea to implementation is short.

Knight is a gateway to the global capital markets. We make regular, prudent investments in trading technology infrastructure to enhance and upgrade our market access and trade execution services across multiple asset classes.

Knight has the capacity to handle more than five million trades per day.

Knight improved order latency at Hotspot FX from 100 milliseconds to 10 milliseconds as well as at Direct Edge ECN from 75 milliseconds to under five milliseconds.



ACCESS OUR GLOBAL MARKETS PRODUCTS AND SERVICES THAT SUPPORT ALPHA CREATION AND CAPITAL FORMATION

Knight

▹ THE SCIENCE OF TRADING
▹ THE STANDARD OF TRUST



"Knight BondPoint provides broker-dealer clients with increased connectivity, liquidity and automation in electronic fixed income trading. The result is greater price transparency, improved operational efficiencies and lower transaction costs for all parties."

– **Marshall Nicholson**, Knight BondPoint



"We work to close the knowledge gap between institutional investors and mid-, small- and micro-cap companies with limited or no sell-side coverage. In 2007, we arranged more than 370 meetings between portfolio managers and companies looking to expand their investor base."

– **Bill McKeown**, Corporate Access

"It is a natural extension for Knight with our tremendous liquidity, state-of-the-art technology and high-service sales professionals to introduce all of our clients to the cutting-edge solutions we provide in their search for best execution and trade flow management."

– **Marla Serwin**, Institutional Sales (Boston)




Knight

"Our team draws inspiration and finds continued success by taking a proactive approach towards improving aspects of our trade execution, products and services, with the knowledge that client satisfaction is mission critical to Knight's success."

– **Frank Grampone**, Client Services & Operations

"Knight Direct EMS provides access and visibility to various liquidity venues, facilitating high fulfillment rates while retaining client anonymity. Our connectivity to the market and reach across multiple asset classes allows clients to expand investment opportunities and optimize workflow."

– **Rod Burns**, Knight Direct EMS Sales





"The team at Knight Capital Partners is deeply immersed in the alternative investment industry. We provide capital placement and advisory services connecting select private equity firms and hedge funds – offering differentiated strategies and proven track records – with leading institutional investors worldwide."

– **K. Carter Harris**, Knight Capital Partners

ASSET MANAGEMENT


Investment Manager > Non-Correlated
Market > Global Multi-Strategy > Long

Deephaven

Deephaven Capital Management is an established alternative investment manager for institutions and private clients seeking non-correlated, absolute-oriented returns. Deephaven pursues a broad range of strategies including fundamental equity selection, credit- and volatility-driven, quantitative and event-driven.

According to industry reports, assets under management in hedge funds rose from $1.1 trillion in 2005 to $1.5 trillion in 2006 and $1.9 trillion in 2007. Over the same period, the number of funds increased from 8,700 funds in 2005 to 9,500 funds in 2006 and 10,100 funds in 2007.*

As demand for funds that pursue aggressive strategies across geographies, market sectors and asset classes increases in terms of new allocations, Deephaven is well-positioned to grow assets under management.

Despite the announcement of the closing of the Event Fund on February 1, 2008 due to reduced event-driven activity, fund performance and investor redemptions, Deephaven continues to add and diversify fund offerings. Deephaven launched two new single-strategy funds in 2007.

Over the three-year period from 2005 to 2007, Deephaven's average annual blended fund performance was 12.3%. During that time, Deephaven grew assets under management from $2.9 billion to $3.9 billion.

*Source: Hedge Fund Research, Inc.

ACCESS OUR OFFERINGS


Knight
Knight
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Knight

▸ THE SCIENCE OF TRADING
▸ THE STANDARD OF TRUST

KNIGHT CAPITAL GROUP, INC.



Knight Capital Group, Inc. (Nasdaq: NITE) is a leading financial services firm that provides electronic and voice access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients, and asset management for institutions and private clients. Our Global Markets business provides market access and trade execution services in nearly every U.S. equity security and a large number of international securities, futures, options, foreign exchange and fixed income. We offer high-quality trade executions through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support alpha creation and capital formation. Our Asset Management business, Deephaven Capital Management, is a global multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets. More information about Knight can be found at www.knight.com.

GLOBAL MARKETS ACCESS & TRADE EXECUTION

In Knight's virtual exchange, we provide buy-side and sell-side clients with voice and electronic access across multiple asset classes in a majority of markets worldwide.

Our Global Markets business offers high-quality trade execution through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support alpha creation and the capital formation process. We make a market or trade in more than 18,000 U.S. equity securities and provide trade execution services in a large number of international securities, futures, options, foreign exchange and fixed income instruments.

Clients benefit from our expertise in market structure and mechanics, thorough knowledge of industry regulations and in-depth understanding of trade execution requirements. Our unique blend of order flow coupled with our market insight and experience provides a resource for those who seek clarity on the direction and momentum of the market.

Knight supports a technology infrastructure with exchange-like capacity for more than five million trades per day, the reliability necessary for periods of high volume and volatility, and a premier outbound routing gateway for connectivity to other market destinations.

Our liquidity and scale may bring clients to Knight, but we understand that order flow alone is not enough to keep them here. In a difficult market environment or with a complicated trade, our team will marshal our resources to address and resolve issues that may arise.

We want each client to be as proud to use and recommend Knight as we are to have them as clients. We understand that Knight's performance every day reflects directly on our clients, and we take this responsibility very seriously.

ASSET MANAGEMENT

Our Asset Management business, Deephaven Capital Management, is a global, multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets.

Deephaven believes it is important to allocate and reallocate capital on a timely and flexible basis in order to generate attractive risk-adjusted returns over the long term in unpredictable markets.

To achieve this, Deephaven pursues a broad range of strategies across geographies, market sectors and asset classes, including fundamental equity selection, credit- and volatility-driven, quantitative and event-driven.

Deephaven differentiates itself based on reputation, client relationships, management team experience, investment strategies, risk profile and historical fund returns.

Deephaven's investors include banks, insurance companies, funds of hedge funds, corporate and public pension plan sponsors, trusts, endowments, foundations and private clients.

Deephaven's blended fund performance in 2007 was 6.8%. Over the three-year period from 2005 to 2007, Deephaven's average annual blended fund performance was 12.3%. During that time, Deephaven grew assets under management from $2.9 billion to $3.9 billion.

Founded in 1994, Deephaven has offices in Minnetonka, MN, London and Hong Kong. For more information, go to www.deephavenfunds.com.





ACCESS OUR VIRTUAL EXCHANGE

Knight's virtual exchange provides multiple access points to multiple asset classes. Our clients benefit from our sophisticated direct access, electronic and algorithmic trading technologies, our inherent large pool of equity liquidity, or the expertise of a sales trader or trader. Our capital facilitation, routing capabilities and gateway to the marketplace provide greater opportunity for high-quality executions on behalf of our clients.



CLIENT
ELECTRONIC & VOICE
KNIGHT DIRECT EMS
ELECTRONIC & VOICE
EDGETRADE
BUY-SIDE & SELL-SIDE FIRMS
EQUITIES
EQUITIES
MATCH WITH CLIENT FLOWS
ENHANCED EXECUTION
KNIGHT LIQUIDITY
INSTITUTIONAL ORDERS
MARKET MAKERS
BROKER-DEALER (RETAIL ORDERS)
AUTOMATED SYSTEMS
OPTIONS
FUTURES
FOREIGN EXCHANGE
FIXED INCOME
KNIGHT GATEWAY
SMART ROUTING FOR OUTBOUND ORDER FLOW
EXCHANGES
DEALERS
ECNs
ATSs
ADF
(including Dark Pools)

ACCESS OUR HYBRID MARKET MODEL

Through our hybrid market model, Knight gives clients the choice of market access and high-quality executions found only through the combination of electronic and voice access and trade execution services. We complement our electronic platforms, algorithmic and quantitative strategies, market intelligence and trading expertise with client services for buy-side, sell-side and corporate clients.

HYBRID MARKET MODEL
Electronic & Voice

ELECTRONIC ACCESS & TRADING

> Electronic Access (Platforms)
- Hotspot FX
- Knight BondPoint
- Knight Direct EMS
- Knight Portfolio Access

> Electronic Trade Execution Services (Strategies)
- Broker-Dealer Electronic Trading
- EdgeTrade
- Knight Link
- Knight Match

VOICE ACCESS & TRADING

> Sales
- Broker-Dealer Relationship Management
- Institutional Sales and Trading
- International Sales and Trading

> Voice Trade Execution Services
- Broker-Dealer Cash Trading
- Institutional Block Trading
- Program Trading
- Special Situations

MULTIPLE ASSET CLASSES

> Equities
> Fixed Income
> Foreign Exchange
> Futures
> Options

CLIENT SERVICES

> Commission Management
> Corporate Access
> Corporate Services
> Knight Capital Partners

• **Program Trading**

Our program trading desk offers the combination of experienced traders and enhanced portfolio trading technology. Seeking the best outcome for clients, the desk utilizes advanced pre- and post-trade analytics and market-tested algorithms to help our clients achieve their trading objectives. Our program trading algorithms use smart order execution technology to minimize market impact by accessing numerous pools of non-displayed and displayed liquidity for price-improved crossing.

• **Special Situations**

With a focus on event-related investment strategies such as announced U.S. merger arbitrage, leveraged buyouts and corporate restructurings, Special Situations is a valuable resource to both the multi-strategy hedge fund and the fundamental long-short fund manager. We provide liquidity in single stocks and multi-security transactions.

MULTIPLE ASSET CLASSES

> Equities

• **Domestic Equities**

Knight makes a market or trades in more than 18,000 U.S. equities, providing our clients a single destination for NASDAQ, NYSE- and AMEX-listed and over-the-counter securities. In addition to maintaining one of the largest and deepest domestic equity footprints in the world, we offer clients a choice between electronic and voice access to the markets. We also have the ability to use capital to facilitate trades on our clients' behalf. For external liquidity, Knight's premier outbound routing gateway employs sophisticated routing logic to access a network of ECNs, dark pools, exchanges and other market destinations.

• **International Equities**

As asset and investment managers continue to diversify their equity portfolios, Knight's access to international equities helps our clients broaden their investment opportunities in the expanding global equities markets. We provide direct market access trading capabilities to ordinaries throughout Europe, Asia, Latin America and Canada.

• **ADRs**

American Depository Receipts (ADRs) offer investors an alternative exposure to international equity investments with reduced foreign exchange risks, as any capital gains are realized in U.S. dollars. Through Knight's international equities desk, Knight offers direct market access and sales and trading capabilities in ADRs.

> Fixed Income

As more investors seek greater diversification to their investment portfolios, demand for efficient access to fixed income is expected to grow. Knight BondPoint provides an electronic trading platform and trader and broker workstations for fixed income securities, with live secondary trading of treasury, corporate, agency and municipal bonds and access to new issues.

> Foreign Exchange

Hotspot FX provides electronic access to the spot foreign exchange market in 48 currency pairs and gold and silver through ECN models. Electronic spot FX trading is a multi-billion-dollar market which institutions access to generate alpha and facilitate hedging of international transactions. The FX market continues to migrate from voice to electronic trading at a rapid pace, as market participants are expanding their use of short-term technical models and high-speed algorithmic trading systems.

> Futures

Knight's connectivity network supports futures order routing to many of the world's leading futures exchanges, providing for efficient trade execution of futures strategies in index, single-stock and commodity futures through Knight Direct EMS.

> Options

Knight provides direct electronic access to the primary options markets through Knight Direct EMS. Trading options via Knight provides clients with advanced order routing to the exchanges such as exchange sweeping and auto-ex capabilities. Knight Direct EMS's interface also provides robust options pricing features, which help traders gauge implied, theoretical and historical volatility measurements.

CLIENT SERVICES

> Commission Management

Our Commission Management programs serve plan sponsors, investment managers and hedge funds in the institutional investment community. We offer client commission arrangements, commission recapture and transition management programs designed to assist our clients in reducing transaction costs and improving investment performance.

> Corporate Access

Institutional Corporate Access is an unbiased and unique service for portfolio managers to meet with corporate executives, offering access to management of small- and mid-cap companies across the U.S. and in Europe.

> Corporate Services

Through Knight Capital Markets, we can provide corporate finance and capital markets services focused on small- and mid-cap companies. We also provide capital raising, acting as placement agent for private placements for public and private companies. Our Corporate Services provides non-traditional institutional trade execution needs, including restricted stock transactions and issuer buybacks to companies, their senior management and restricted stockholders. Clients have access to a full-service solution, including Knight's liquidity, trade execution, market insight and client service.

> Knight Capital Partners

Knight Capital Partners provides comprehensive capital placement and advisory services for alternative investment managers, including private equity funds, hedge funds and non-traditional long-only strategies. We assist general partners in the positioning, pre-marketing and placement of investment management services with top-tier institutional investors worldwide.

ELECTRONIC ACCESS & TRADING

> Electronic Access (Platforms)

• Hotspot FX™

Hotspot FX operates foreign exchange ECNs that are ideally suited to short-term technical models and high-speed algorithmic trading systems. It enables instantaneous and anonymous trading on competitive prices streamed by bank market makers, as well as on bids and offers entered by other clients. Transparency and executable market data support best execution and transaction cost analysis.

• Knight BondPoint™

Knight BondPoint operates an effective fixed income marketplace and automates trading, thereby increasing operational efficiencies for firms, facilitating trading and lowering related transaction costs. Knight BondPoint operates a fixed income ECN – a centralized, electronic inter-dealer cross-matching system – connecting more than 200 retail brokerage firms. In addition, it also provides a customizable front-end application allowing financial advisors and brokers to easily search, analyze and execute trades.

• Knight Direct EMS™

Clients achieve direct market access to a majority of liquidity destinations that allows trading across multiple asset classes through Knight Direct EMS, a broker-neutral platform. Knight Direct EMS offers an effective consolidation of your trading platforms by eliminating the infrastructure and costs of supporting numerous systems. As an alternative solution to existing EMS platforms, Knight Direct EMS allows flexibility to trade multiple asset classes, including domestic and international equities, ADRs, futures, options and foreign exchange while being backed up by a full client service and systems support team.

• Knight Portfolio Access™

Knight Portfolio Access will provide managed account products and services to retail brokerage firms and registered investment advisors offering separately managed accounts. Clients will receive exclusive access to institutional-quality investment managers as well as a scalable, open-architecture, investment platform with full operational support for building, managing and administering client portfolios.

> Electronic Trade Execution Services (Strategies)

• Broker-Dealer Electronic Trading

Broker-Dealer Electronic Trading runs one of Wall Street's most successful and innovative automated electronic trading systems. Our quantitative strategists develop statistical models of asset prices using data from the exchanges, company filings and other sources. These models allow us to provide among the highest execution quality in the industry, as well as to generate consistently high return on Knight's capital. Broker-Dealer Electronic Trading trades more than $3 billion every day.

• EdgeTrade™

EdgeTrade is a leading developer of agency-only algorithmic trading execution strategies providing smart order execution, benchmark and participation algorithms. Our suite of algorithms originates from the collective experience of our quantitative professionals skilled in the market's microstructure and dynamic feedback from our clients.

• Knight Link™

Knight Link is a new way of accessing our deep pool of off-exchange liquidity. It provides smart order routers and dark liquidity-seeking algorithms with rapid order execution in more than 6,000 securities – often in small-caps and hard-to-trade names. Knight Link helps clients reduce market impact and lower ECN and exchange fees.

• Knight Match®

Knight Match is an anonymous, agency-only crossing system that interacts with inherent liquidity from Knight's client base to facilitate natural matches, providing an opportunity for price improvement and liquidity discovery. Knight Match offers the potential to interact with hundreds of millions of shares per day.

VOICE ACCESS & TRADING

> Sales

• Broker-Dealer Relationship Management

While the execution of broker-dealer order flow is a largely automated process, Knight provides personal service to build strong client relationships, quickly answer inquiries and resolve trading issues. Our relationship management and operations specialists serve as a single point of contact for addressing all sell-side client needs.

• Institutional Sales and Trading

At Knight, institutional sales trading means focus and dedication. Clients count on the market insight of our experienced sales traders and block traders to help them access liquidity, maintain anonymity and minimize market impact. Knight maintains one of the largest sales trading teams on the Street focused on building strong client relationships by delivering top-tier service.

• International Sales and Trading

Through our extensive exchange memberships and market access solutions, Knight provides clients with execution services in international equities, including ordinaries and ADRs, throughout Europe, Asia, Latin America, Canada and other major international markets. Our London-based sales trading and trading professionals help our clients achieve their trading objectives by leveraging our market insight coupled with our market access and capital facilitation.

> Voice Trade Execution Services

• Broker-Dealer Cash Trading

Knight's cash traders apply market intelligence and experience to provide high-quality trade executions. Cash traders handle sell-side orders that benefit from specialized expertise that can't be replicated by an automation-only model, such as oversized orders, specialized order types and stocks impacted by breaking news or events.

• Institutional Block Trading

Knight provides institutional block trading for NYSE, NASDAQ, international (ordinaries and ADRs) and AMEX securities from our institutional block desk. Our clients benefit from our market insight, high-quality service, opportunity for natural buy-side order flow to interact with our sell-side order flow, and capital facilitation.



ACCESS OUR OFFERINGS

Knight

► THE SCIENCE OF TRADING
► THE STANDARD OF TRUST

CORPORATE HEADQUARTERS
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE
www.knight.com

ACCESS OUR 2007 FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Capital Group, Inc. and the Notes thereto included elsewhere in this document. The following should be read in conjunction with the Consolidated Financial Statements and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this document. The Consolidated Statements of Operations Data for 2007, 2006 and 2005 and the Consolidated Statements of Financial Condition Data at December 31, 2007 and 2006 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Operations Data for 2004 and 2003 and the Consolidated Statements of Financial Condition Data at December 31, 2005, 2004 and 2003 are derived from Consolidated Financial Statements not included in this document.

For the years ended December 31,	2007	2006	2005	2004	2003
(In thousands, except per share amounts)					
Consolidated Statements of Operations Data[1]:					
Revenues					
Commissions and fees	$447,495	$410,394	$296,441	$276,011	$163,147
Net trading revenue	286,199	243,761	165,614	250,993	290,938
Asset management fees	116,777	213,888	89,227	77,658	57,903
Interest, net	17,378	16,027	9,019	4,647	3,657
Non-operating gain from subsidiary stock issuance	8,757	-	–	–	–
Investment income and other, net	28,718	72,219	74,541	16,441	30,264
Total revenues	905,324	956,289	634,842	625,750	545,909
Transaction-based expenses					
Execution and clearance fees	120,261	106,908	99,427	111,788	102,659
Soft dollar and commission recapture expense	61,367	70,537	63,890	60,118	9,986
Payments for order flow and ECN rebates	54,564	42,191	21,220	36,632	32,179
Total transaction-based expenses	236,192	219,636	184,537	208,538	144,824
Revenues, net of transaction-based expenses	669,132	736,653	450,305	417,212	401,085
Other direct expenses					
Employee compensation and benefits	346,476	352,353	229,460	244,550	206,860
Communications and data processing	36,956	33,120	32,513	28,896	27,992
Depreciation and amortization	22,075	20,641	16,355	14,248	19,385
Professional fees	19,360	20,568	19,555	14,915	10,993
Business development	15,997	14,343	6,419	8,269	7,160
Occupancy and equipment rentals	14,083	13,536	13,554	16,852	17,449
Writedown of assets and lease loss accrual	(2,470)	8,480	10,055	3,810	16,508
Regulatory charges and related matters	-	–	5,703	79,342	–
Other	15,418	17,101	11,541	6,844	11,152
Total other direct expenses	467,895	480,142	345,155	417,726	317,499
Income (loss) before income taxes and discontinued operations	201,237	256,511	105,150	(514)	83,586
Income tax expense	77,560	98,165	38,912	9,258	32,497
Net income (loss) from continuing operations	$123,677	$158,346	$ 66,238	$ (9,772)	$ 51,089
(Loss) income from discontinued operations, net of tax	$ (1,437)	$ –	$ 122	$100,904	$ (13,016)
Net income	$122,240	$158,346	$ 66,360	$ 91,132	$ 38,073

[1] Certain prior year amounts have been reclassified to conform to current year presentation.

SELECTED FINANCIAL DATA

For the years ended December 31,	2007	2006	2005	2004	2003
(In thousands, except per share amounts)					
Basic earnings per share from continuing operations	$ 1.27	$1.56	$0.64	$(0.09)	$ 0.46
Diluted earnings per share from continuing operations	$ 1.23	$1.49	$0.62	$(0.08)	$ 0.43
Basic earnings per share from discontinued operations	$(0.01)	$ –	$ –	$ 0.90	$(0.12)
Diluted earnings per share from discontinued operations	$(0.01)	$ –	$ –	$ 0.86	$(0.11)
Basic earnings per share	$ 1.26	$1.56	$0.64	$ 0.81	$ 0.34
Diluted earnings per share	$ 1.21	$1.49	$0.62	$ 0.77	$ 0.32
Shares used in computation of basic earnings per share	97,050	101,420	103,456	112,423	112,023
Shares used in computation of diluted earnings per share	100,796	106,243	106,882	117,636	117,750

December 31,	2007	2006	2005	2004	2003
Consolidated Statements of Financial Condition Data:					
Cash and cash equivalents	$ 222,435	$ 214,760	$ 230,591	$ 445,539	$ 249,998
Securities owned, held at clearing brokers, at market value	412,565	711,775	380,367	254,473	201,239
Investment in Deephaven sponsored funds	83,732	187,573	281,657	215,330	197,605
Assets within discontinued operations	–	–	–	–	2,938,223
Total assets	1,755,813	2,028,215	1,416,016	1,394,020	3,960,228
Securities sold, not yet purchased, at market value	335,280	693,071	345,457	221,421	173,119
Liabilities within discontinued operations	–	–	–	–	2,808,167
Long term debt	70,000	–	–	–	–
Total stockholders' equity	885,378	962,487	823,448	851,202	787,096

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We are a leading financial services firm that provides electronic and voice access to the capital markets across multiple asset classes for buy-side, sell-side and corporate clients, and asset management for institutions and private clients. We continually apply knowledge and innovation to the trading and asset management processes to build lasting client partnerships through consistent performance and superior client service. We have two operating business segments, Asset Management and Global Markets, as well as a Corporate segment.

• **Asset Management** – Our Asset Management business, Deephaven, is a global, multi-strategy alternative investment manager focused on delivering attractive risk-adjusted returns with low correlation to the broader markets for institutions and private clients. Assets under management were $3.9 billion as of December 31, 2007, down from $4.2 billion of assets under management as of December 31, 2006.

• **Global Markets** – Our Global Markets business provides market access and trade execution services in nearly every U.S. equity security and a large number of international securities, futures, options, foreign exchange and fixed income. We offer high quality trade executions through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support alpha creation and capital formation.

The Company's Corporate segment includes all corporate overhead expenses and investment income earned on strategic investments and our corporate investment as a limited partner or non-managing member in funds managed by the Asset Management segment (the "Deephaven Funds"). Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses related to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

In December 2004, the Company completed the sale of one of its business segments, Derivative Markets, to Citigroup Financial Products Inc. In accordance with GAAP, the results of this segment have been included within discontinued operations. For a further discussion of the sale of the Company's Derivative Markets business, see Footnote 16 "Discontinued Operations" included in the Consolidated Financial Statements contained elsewhere in this document.

The following table sets forth: (i) Revenues, (ii) Expenses and (iii) Income from continuing operations before income taxes ("Pre-Tax Earnings") of our segments and on a consolidated basis (in millions):

For the years ended December 31,	2007	2006	2005
Asset Management			
Revenues	$118.2	$214.9	$ 89.8
Expenses	101.7	140.0	69.0
Pre-Tax Earnings	16.5	74.8	20.8
Global Markets			
Revenues	751.4	674.8	470.9
Expenses	571.1	524.5	435.8
Pre-Tax Earnings	180.4	150.3	35.1
Corporate			
Revenues	35.7	66.6	74.2
Expenses	31.3	35.3	24.9
Pre-Tax Earnings	4.3	31.4	49.3
Consolidated			
Revenues	905.3	956.3	634.8
Expenses	704.1	699.8	529.7
Pre-Tax Earnings	$201.2	$256.5	$105.2

Totals may not add due to rounding.

Consolidated Revenues in 2007 decreased $51.0 million, or 5.3% from 2006, while consolidated Expenses increased $4.3 million or 0.6% from 2006. Overall, Consolidated Pre-Tax Earnings decreased $55.3 million, or 21.5% from 2006.

The changes in our Pre-Tax Earnings by segment from 2006 to 2007 are summarized as follows:

• **Asset Management** – Our 2007 Pre-Tax Earnings from Asset Management were down $58.3 million, or 77.9% from 2006, primarily due to lower incentive allocation fees as a result of lower fund returns, offset in part, by lower profitability-based bonuses and higher management fees as a result of higher average assets under management.

• **Global Markets** – Our 2007 Pre-Tax Earnings from Global Markets were up $30.1 million, or 20.0% from 2006, primarily due to the higher dollar value traded and greater trade volumes, offset by a decrease in revenue capture per U.S. equity dollar value traded.

• **Corporate** – Our 2007 Pre-Tax Earnings from our Corporate segment were down $27.0 million, or 86.1% from 2006, primarily due to lower returns on our corporate investment as a limited partner or non-managing member in the Deephaven Funds and the absence of gains on the sales of a portion of our investments in the International Securities Exchange, Inc. ("ISE") which were recognized in 2006, offset by the gain related to the transfer and sale of equity interests in Direct Edge ECN during the third quarter of 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain Factors Affecting Results of Operations

We may experience significant variation in our future results of operations. These fluctuations may result from numerous factors, many of which are outside of our control. These factors include, among other things, introductions of or enhancements to trade execution services by us or our competitors; the value of our securities positions and our ability to manage the risks attendant thereto; the volume of our market-making activities; the dollar value of securities traded; the composition of our order flow; volatility in the securities markets; our market share with institutional and broker-dealer clients; the performance and size of, and volatility in, our quantitative market-making and program trading portfolios; the performance of our international operations; our ability to manage personnel, overhead and other expenses, including our occupancy expenses under our office leases and expenses and charges relating to legal and regulatory proceedings; the strength of our client relationships; changes in payments for order flow and clearing, execution and regulatory transaction costs; the level of assets under management and fund returns; performance of the asset management investment strategies; the addition or loss of executive management and asset management, sales and trading and technology professionals; legislative, legal and regulatory changes; legal and regulatory matters; geopolitical risk; the amount and timing of capital expenditures, acquisitions and divestitures; the integration, performance and operation of acquired businesses; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; technological changes and events; seasonality; competition; and market and economic conditions. Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation, increases in our market share, growth and profitability in our Global Markets segment and increases in our fund returns and assets under management in our Asset Management segment. If demand for our services declines in either of our two operating business segments due to any of the above factors, and we are unable to adjust our cost structure on a timely basis, our operating results could be materially and adversely affected. As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to continue or be able to return to the rates of revenue growth that we have experienced in the past or that we will be able to improve our operating results.

Trends

Global Economic Trends

Our businesses are affected by conditions in the global financial markets and worldwide economic conditions. The global financial market environment was generally favorable during the first half of 2007. These favorable conditions resulted from a number of factors including strong equity markets, continued strong gross domestic product in most major economies, tightening credit spreads, minimal interest rate actions by major central banks and active trading volumes.

During the second half of 2007, there was significant and broad-based illiquidity in the residential real estate and credit markets. Concerns about the impact of subprime loans caused the subprime-related and broader credit markets to deteriorate considerably over the course of the third and fourth quarters of 2007, with increased volatility, significant spread widening and lower levels of liquidity and price transparency for certain products.

In addition, during the second half of 2007, risk aversion escalated following rating agency downgrades of certain credit products which, in part, led to many market participants re-pricing assets and taking large writedowns.

Trends Affecting Our Company

We believe that our businesses are affected by the aforementioned global economic trends. Some of the specific trends that impact our operations, financial condition and results of operations are:

- Broker-dealer clients continue to focus on statistics measuring the quality of equity executions (including speed of execution and price improvement). In an effort to improve the quality of their executions as well as increase efficiencies, market-makers have increased the level of automation within their operations. Over the past several years, the greater focus on execution quality has resulted in greater competition in the marketplace, which, along with market structure changes and market conditions, has negatively impacted the revenue capture metrics of the Company and other market-making firms.

- Retail equity transaction volumes executed by broker-dealers have fluctuated over the past few years due to retail investor sentiment, market conditions and a variety of other factors. Retail equity transaction volumes may not be sustainable and are not predictable.

- There has been consolidation among market centers over the past several years, and several regional exchanges have entered into joint ventures with broker-dealers to create their own alternative trading systems (i.e., ECNs) and compete within the OTC and listed trading venues. In addition, many broker-dealers are offering their own internal crossing networks creating further fragmentation in the marketplace.

- Market structure changes, competition and market conditions have triggered an industry shift toward market-makers charging explicit commissions or commission equivalents to institutional clients for executions in OTC securities. For the majority of our institutional client orders, we charge explicit fees in the form of commissions or commission equivalents. Institutional commission rates have fallen in the past few years due to competitive forces and increased electronic trading, and may continue to fall in the future.

- Due to regulatory scrutiny over the past several years relating to equity sell-side research and the continued focus by investors on execution quality and overall transaction costs, more institutional clients allocate commissions to broker-dealers based on the quality of executions. In the past, institutional equity commissions were primarily allocated to broker-dealers in exchange for either research or soft dollar and commission recapture programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

• There has been continued scrutiny of market-makers, specialists, hedge funds and soft dollar practices by the regulatory and legislative authorities. New legislation or modifications to existing regulations and rules could occur in the future and could materially impact the Company's revenues and profitability. For example, FINRA proposed rules regarding the OTC Bulletin Board markets which would require that all non-NASDAQ securities be subject to limit order protection.

• There continues to be growth in equity electronic trading, as evidenced by increased volumes in direct market access platforms, algorithmic and program trading, and ECNs and dark liquidity pools. In addition, electronic trading continues to expand to other asset classes, including options, currencies and fixed income. The expansion of electronic trading may result in the growth of innovative electronic products and competition for order flow.

• There has been a proliferation of alternative investment entities, which has had the effect of materially increasing competition for investor assets.

Income Statement Items

The following section briefly describes the key components of, and drivers to, our significant revenues and expenses.

Revenues

Our revenues consist principally of Commissions and fees and Net trading revenue from Global Markets and Asset management fees from Asset Management.

Revenues on transactions for which we charge explicit commissions or commission equivalents, which include the majority of our institutional client orders, are included within Commissions and fees. Commissions and fees are primarily affected by changes in our equity transaction volumes with institutional clients, changes in commission rates, the growth of Direct Trading, Hotspot and Knight BondPoint and the growth of our soft dollar and commission recapture activity.

Trading profits and losses on principal transactions are included within Net trading revenue. These revenues are primarily affected by changes in the amount and mix of U.S. equity trade and share volumes, our revenue capture, dollar value of equities traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, developing and enhancing our quantitative models, volatility in the marketplace, our mix of sell- and buy-side clients, and regulatory changes and evolving industry customs and practices.

Asset management fees represent fees earned by Deephaven for sponsoring and managing the Deephaven Funds as well as fees earned from separately managed accounts. These fees consist of management fees, calculated as fixed percentages of assets under management, and incentive allocation fees, generally calculated as a percentage of the funds' and managed accounts' year-to-date profits, if any. Incentive allocation fees may be negative in certain interim periods if the funds or managed accounts lose money for such period; however, such fees will not be negative on a year-to-date basis.

The Company earns interest income from our cash held at banks and cash held in trading accounts at clearing brokers. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by interest rates, the level of cash balances held at banks and clearing brokers and our level of securities positions in which we are long compared to our securities positions in which we are short.

Investment income and other primarily represents income earned, net of losses, related to our corporate investment as a limited partner or non-managing member in the Deephaven Funds and our strategic investments. Such income is primarily affected by the level of our corporate investments in our Deephaven Funds and rates of return earned by the Deephaven Funds as well as the performance and activity of our strategic investments. Also included in Investment income and other, net is a realized gain from the Company's sale of a portion of its ownership in Direct Edge.

Transaction-based expenses

Transaction-based expenses include transaction-based variable expenses directly incurred in conjunction with generating Net trading revenue and Commissions and fees and consist of Execution and clearance fees, Soft dollar and commission recapture expense, and Payments for order flow and ECN rebates.

Execution and clearance fees primarily represent clearance fees paid to clearing brokers for equities transactions, transaction fees paid to NASDAQ and other exchanges and regulatory bodies, and execution fees paid to third parties, primarily for executing trades on the NYSE and other exchanges, and for executing orders through third party ECNs. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, clearance fees charged by clearing brokers and fees paid to ECNs, exchanges and certain regulatory bodies.

Soft dollar and commission recapture expense represent payments to institutions in connection with our soft dollar and commission recapture programs. Soft dollar and commission recapture expense fluctuates based on U.S. equity share volume executed on behalf of institutions.

Payments for order flow and ECN rebates represent payments to broker-dealer clients, in the normal course of business, for directing to us their order flow in U.S. equities and rebates for providing liquidity to Direct Edge ECN, which was included as a consolidated subsidiary in the Consolidated Statements of Operations for all periods presented until September 28, 2007 (the "Deconsolidation Date"). Payments for order flow and ECN rebates fluctuate as we modify our rates and as our percentage of clients whose policy is not to accept payments for order flow varies. Payments for order flow and ECN rebates also fluctuate based on U.S. equity share volume, our profitability and the mix of market orders and limit orders.

Other direct expenses
Other direct expenses primarily consist of Employee compensation and benefits, Communications and data processing, Professional fees, Depreciation and amortization and Occupancy and equipment rentals.

Employee compensation and benefits expense, our largest expense, primarily consists of salaries and wages paid to all employees and profitability-based compensation, which includes compensation paid to sales personnel and incentive compensation paid to all other employees based on our profitability. Compensation for employees engaged in sales activities is determined primarily based on a percentage of their gross revenues net of certain transaction-based expenses. The majority of compensation in Asset Management is determined by formulas based upon the profitability of the Asset Management segment, subject to certain minimum guaranteed payments. Employee compensation and benefits expense fluctuates, for the most part, based on changes in our revenues, profitability and the number of employees.

Communications and data processing expense primarily consists of costs for obtaining market data, telecommunications services and systems maintenance.

Results of Operations

The following table sets forth the consolidated statements of operations data as a percentage of total revenues:

For the years ended December 31,	2007	2006	2005
Revenues			
Commissions and fees	49.4%	42.9%	46.7%
Net trading revenue	31.6%	25.5%	26.1%
Asset management fees	12.9%	22.4%	14.1%
Interest, net	1.9%	1.7%	1.4%
Non-operating gain from subsidiary stock issuance	1.0%	0.0%	0.0%
Investment income and other, net	3.2%	7.6%	11.7%
Total revenues	100.0%	100.0%	100.0%
Transaction-based expenses			
Execution and clearance fees	13.3%	11.2%	15.7%
Soft dollar and commission recapture expense	6.8%	7.4%	10.1%
Payments for order flow and ECN rebates	6.0%	4.4%	3.3%
Total transaction-based expenses	26.1%	23.0%	29.1%
Revenues, net of transaction-based expenses	73.9%	77.0%	70.9%
Other direct expenses			
Employee compensation and benefits	38.3%	36.8%	36.1%
Communications and data processing	4.1%	3.5%	5.1%
Depreciation and amortization	2.4%	2.2%	2.6%
Professional fees	2.1%	2.2%	3.1%
Business development	1.8%	1.5%	1.0%
Occupancy and equipment rentals	1.6%	1.4%	2.1%
Writedown of assets and lease loss accrual	(0.3)%	0.9%	1.6%
Regulatory charges and related matters	0.0%	0.0%	0.9%
Other	1.7%	1.8%	1.8%
Total other direct expenses	51.7%	50.2%	54.4%
Income from continuing operations before income taxes	22.2%	26.8%	16.6%
Income tax expense	8.6%	10.3%	6.1%
Income from continuing operations	13.7%	16.6%	10.5%
(Loss) income from discontinued operations, net of tax	(0.2)%	0.0%	0.0%
Net income	13.5%	16.6%	10.5%

Percentages may not add due to rounding.

Years Ended December 31, 2007 and 2006

Revenues

Asset Management

For the years ended December 31,	2007	2006	Change	% of Change
Incentive allocation fees (millions)	$ 72.4	$ 178.4	$(105.9)	(59.4)%
Management fees (millions)	44.3	35.5	8.8	24.9%
Interest income and other (millions)	1.4	1.0	0.5	48.5%
Total Revenues from Asset Management (millions)	$ 118.2	$ 214.9	$ (96.6)	(45.0)%
Average month-end balance of assets under management (millions)	$4,087.8	$3,420.4	$ 667.4	19.5%
Annual fund return to investors*	6.8%	22.8%	(16.0)%	(70.3)%

*Annual fund return represents the blended annual return across all assets under management.
Totals may not add due to rounding.

Total revenues from the Asset Management segment, which primarily consists of management fees and incentive allocation fees, decreased 45.0% to $118.2 million in 2007, from $214.9 million in 2006. The decrease is primarily due to lower incentive allocation fees as a result of decreased fund returns offset, in part, by an increase in management fees due to higher average assets under management. The average month-end balance of assets under management increased to $4.1 billion in 2007, from $3.4 billion in 2006. The blended annual fund return across all assets under management for 2007 was a gain of 6.8%, down from a gain of 22.8% in 2006. The returns for 2007 were affected by the macro-economic environment, particularly in the second half of the year, which resulted in limited profit opportunities for the various investment strategies.

Global Markets

The results of our Global Markets segment for the year ended December 31, 2007 include the full year results of KEM, KCM, Direct Trading, Hotspot, Knight BondPoint and KEMIL. The results of Direct Edge ECN are consolidated through the Deconsolidation Date and are recorded under the equity method within the Corporate segment subsequent to the Deconsolidation Date.

The results of our Global Markets segment for the year ended December 31, 2006 include the full year results of KEM, KCM, Direct Trading, KEMIL and Direct Edge ECN. Hotspot was acquired in April 2006 and Knight BondPoint in October 2006. The results of Hotspot and Knight BondPoint are consolidated from their respective acquisition dates for the year ended December 31, 2006.

For the years ended December 31,	2007	2006	Change	% of Change
Commissions and fees (millions)	$ 447.5	$ 410.4	$ 37.1	9.0%
Net trading revenue (millions)	286.2	243.8	42.4	17.4%
Interest, net (millions)	14.5	12.2	2.4	19.4%
Investment income and other, net (millions)	3.2	8.4	(5.2)	(62.1)%
Total Revenues from Global Markets (millions)	$ 751.4	$ 674.8	$ 76.7	11.4%
U.S. equity dollar value traded ($ billions)	3,178.6	2,033.6	1,145.1	56.3%
U.S. equity trades executed (millions)	332.9	225.5	107.4	47.6%
Nasdaq and Listed equity shares traded (billions)	113.6	94.3	19.3	20.4%
OTC Bulletin Board and Pink Sheet shares traded (billions)	821.8	1,063.1	(241.3)	(22.7)%
Average revenue capture per U.S. equity dollar value traded (bps)	1.6	2.1	(0.5)	(25.2)%

Total revenues from the Global Markets segment, which primarily comprises Commissions and fees and Net trading revenue from our domestic businesses, increased 11.4% to $751.4 million in 2007, from $674.8 million in 2006. Revenues in 2007 were positively impacted by higher dollar value traded, greater trade volumes and improved results from electronic quantitative trading efforts, offset in part by a decrease in revenue capture per U.S. equity dollar value traded and lower share volume in OTC Bulletin Board and Pink Sheet shares. Revenues were also positively impacted by the growth of Direct Edge ECN through the Deconsolidation Date as well as Hotspot and Knight BondPoint.

Average revenue capture per U.S. equity dollar value traded was 1.6 basis points ("bps") in 2007, down from 2.1 bps in 2006. The primary driver for the decrease in revenue capture was a change in the mix of our order flow due to a significant increase in volumes from a new broker-dealer client base as well as a decrease in the OTC Bulletin Board and Pink Sheet shares traded. Average revenue capture per U.S. equity dollar value traded is calculated as the total of net domestic trading revenues plus U.S. institutional commissions and commission equivalents (included in Commissions and fees), less certain transaction-related regulatory fees (included in Execution and clearance fees), (collectively "Core Equity Revenues") divided by the total dollar value of the related equity transactions. Core Equity Revenues were $500.8 million and $434.6 million in 2007 and 2006, respectively. Core Equity Revenues do not include revenues from KEMIL's European institutional business, Donaldson, Direct Trading, Direct Edge ECN, Hotspot and Knight BondPoint.

Corporate

For the years ended December 31,	2007	2006	Change	% of Change
Total Revenues from Corporate (millions)	$ 35.7	$ 66.6	$(31.0)	(46.5)%
Average month-end corporate investment balance in the Deephaven Funds (millions)	$196.5	$230.2	$(33.6)	(14.6)%

Total revenues from the Corporate segment, which primarily represents income from our corporate investments as a limited partner or non-managing member in the Deephaven Funds and other strategic investments, decreased 46.5% to $35.7 million, from $66.6 million in 2006. Income from our corporate investments in the Deephaven Funds decreased to $17.8 million in 2007, down from $34.2 million in 2006. This decrease was due to lower returns on a decreased average monthly investment balance. Included in 2007 is a non-operating pre-tax gain of $8.8 million related to the issuance of equity interests in Direct Edge and a realized gain of $4.2 million from the Company's sale of a portion of its ownership in Direct Edge, while included in 2006 is a pre-tax gain of $30.1 million related to the sale of part of the Company's equity investment in the ISE.

Transaction-based expenses

Execution and clearance fees increased 12.5% to $120.3 million in 2007 from $106.9 million in 2006, primarily due to higher trade volumes and increased business at Direct Edge ECN offset in part, by lower clearing rates and more efficient trading. As a percentage of total revenue, Execution and clearance fees increased to 13.3% in 2007, from 11.2% in 2006. These costs increased as a percentage of revenue primarily due to the decrease in revenues from Asset Management, which have no associated execution and clearance fees. Execution and clearance fees fluctuate based on changes in transaction volumes, regulatory fees and efficiencies in processing the transactions. Soft dollar and commission recapture expense decreased 13.0% to $61.4 million in 2007, from $70.5 million in 2006, due to lower soft dollar volumes.

Payments for order flow and ECN rebates increased 29.3% to $54.6 million in 2007 from $42.2 million in 2006. As a percentage of total revenue, Payments for order flow and ECN rebates increased to 6.0% in 2007 from 4.4% in 2006. This expense increased primarily due to increased profitability-based rebates paid to broker-dealer clients and increased third party volumes within Direct Edge ECN.

Other direct expenses

Employee compensation and benefits expense decreased 1.7% to $346.5 million in 2007 from $352.4 million in 2006. As a percentage of total revenue, Employee compensation and benefits increased to 38.3% in 2007 from 36.8% in 2006. The decrease on a dollar basis was primarily due to lower profitability-based bonuses at Deephaven, offset by an increase in the number of employees. The number of full time employees in our continuing operations increased to 868 employees at December 31, 2007, from 844 employees at December 31, 2006, primarily related to expansion of our Asset Management and Global Markets offerings in 2007, offset in part by the reduction due to the deconsolidation of Direct Edge ECN.

Communications and data processing expense increased 11.6% to $37.0 million in 2007 from $33.1 million in 2006. Depreciation and amortization expense increased 6.9% to $22.1 million from $20.6 million in 2006, due to the purchase of additional fixed assets and additional expense related to the amortization of intangible assets in connection with our acquisitions of Hotspot and Knight BondPoint.

Professional fees decreased 5.9% to $19.4 million, from $20.6 million in 2006. The decrease in 2007 was primarily due to decreases in legal expenses, which fluctuate based on the activity relating to various legal and regulatory proceedings offset, in part, by higher consulting expenses.

Business development expense increased 11.5% to $16.0 million in 2007 from $14.3 million in 2006. The primary reason for the increase was higher expenses related to the corporate brand campaign, marketing and travel and entertainment costs.

Occupancy and equipment rentals expense increased to $14.1 million in 2007 from $13.5 million in 2006.

In 2007, the Company recorded a benefit of $2.5 million primarily due to the adjustment of previously recognized lease losses with respect to our 545 Washington Boulevard property in Jersey City, N.J. During 2007, the Company entered into two sub-lease agreements for a portion of the premises for which it had previously recorded a lease loss accrual. The lease loss accrual was adjusted based on the difference between the actual terms of the sub-leases and the assumptions previously used in the calculation of the lease loss accrual. In 2006, the Company incurred a charge of $8.5 million in writedowns of assets and lease loss accruals primarily relating to costs associated with excess real estate capacity in Jersey City, N.J.

Other expenses decreased to $15.4 million in 2007 from $17.1 million in 2006. Other expenses in 2006 include a short swing profit settlement of approximately $2.8 million relating to trading by two Deephaven funds in the shares of a company while the funds owned in aggregate more than 10% of the outstanding shares of the stock of that company.

Our effective tax rate for 2007 from continuing operations of 39% differed from the federal statutory rate of 35% primarily due to state income taxes and non-deductible charges.

Years Ended December 31, 2006 and 2005

Revenues

Asset Management

For the years ended December 31,	2006	2005	Change	% of Change
Incentive allocation fees (millions)	$ 178.4	$ 54.4	$124.0	227.7%
Management fees (millions)	35.5	34.8	0.7	2.0%
Interest income and other (millions)	1.0	0.5	0.4	81.2%
Total Revenues from Asset Management (millions)	$ 214.9	$ 89.8	$125.1	139.3%
Average month-end balance of assets under management (millions)	$3,420.4	$3,291.1	$129.3	3.9%
Annual fund return to investors*	22.8%	7.2%	15.6%	218.4%

*Annual fund return represents the blended annual return across all assets under management.

Total revenues from the Asset Management segment, which primarily consists of management fees and incentive allocation fees, increased 139.3% to $214.9 million in 2006, from $89.8 million in 2005. The increase is primarily due to higher incentive allocation fees as a result of increased fund returns and higher assets under management. The average month-end balance of assets under management increased to $3.4 billion in 2006, from $3.3 billion in 2005. The blended annual fund return across all assets under management for 2006 was a gain of 22.8%, up from a gain of 7.2% in 2005.

Global Markets

The results of our Global Markets segment for the year ended December 31, 2006 include the full year results of KEM, KCM, Direct Trading, KEMIL and Direct Edge ECN. Hotspot was acquired in April 2006 and Knight BondPoint in October 2006. The results of Hotspot and Knight BondPoint are consolidated from their respective acquisition dates for the year ended December 31, 2006.

The results of our Global Markets segment for the year ended December 31, 2005 include the full year results of KEM, KCM, and KEMIL. Direct Trading was acquired in June 2005 and Direct Edge ECN in October 2005. The results of Direct Trading and Direct Edge ECN are consolidated from their respective acquisition dates for the year ended December 31, 2005.

For the years ended December 31,	2006	2005	Change	% of Change
Commissions and fees (millions)	$ 410.4	$ 296.4	$114.0	38.4%
Net trading revenue (millions)	243.8	165.6	78.1	47.2%
Interest, net (millions)	12.2	6.6	5.5	83.6%
Investment income and other, net (millions)	8.4	2.2	6.2	283.2%
Total Revenues from Global Markets (millions)	$ 674.8	$ 470.9	$203.9	43.3%
U.S equity dollar value traded ($ billions)	2,033.6	1,882.2	151.4	8.0%
U.S. equity trades executed (millions)	225.5	204.1	21.4	10.5%
Nasdaq and Listed equity shares traded (billions)	94.3	106.3	(12.0)	(11.3)%
OTC Bulletin Board and Pink Sheet shares traded (billions)	1,063.1	718.8	344.3	47.9%
Average revenue capture per U.S. equity dollar value traded (bps)	2.1	1.8	0.4	21.6%

Total revenues from the Global Markets segment, which primarily comprises Commissions and fees and Net trading revenue from our domestic businesses, increased 43.3% to $674.8 million in 2006, from $470.9 million in 2005. Revenues in 2006 were positively impacted by improved market conditions, higher dollar volumes, an increase in revenue capture per U.S. equity dollar value traded, the expansion of our electronic trading effort and the automation of executions of most of our broker-dealer order flow. Revenues in 2006 were also positively impacted by the addition of Direct Trading, Direct Edge ECN, Hotspot and Knight BondPoint. Revenues were also positively impacted by new fees charged to clients in connection with certain transaction-based regulatory costs incurred by the Company. These fees increased Commissions and fees by $19.2 million in 2006. Approximately $9.4 million of these fees are related to client transaction activity in 2006 while the remaining $9.8 million related to client transaction activity in 2005 and prior years.

Average revenue capture per U.S. equity dollar value traded was 2.1 bps in 2006, up from 1.8 bps in 2005. Core Equity Revenues were $434.6 million and $330.4 million in 2006 and 2005, respectively. Core Equity Revenues do not include revenues from KEMIL's European institutional business, Donaldson, Direct Trading, Direct Edge ECN, Hotspot and Knight BondPoint.

Corporate

For the years ended December 31,	2006	2005	Change	% of Change
Total Revenues from Corporate (millions)	$ 66.6	$ 74.2	$ (7.5)	(10.1)%
Average month-end corporate investment balance in the Deephaven Funds (millions)	$230.2	$272.6	$(42.5)	(15.6)%

Total revenues from the Corporate segment, which primarily represents income from our corporate investments in the Deephaven Funds and other strategic investments, decreased 10.1% to $66.6 million, from $74.2 million in 2005. Included in 2006 is a pre-tax gain of $30.1 million related to the sale of the remaining portion of the Company's equity investment in the ISE. In 2005, the Company sold 70% of its original equity ownership of the ISE and its entire NASDAQ equity investment, which resulted in pre-tax gains of $34.2 million and $21.7 million, respectively. Income from our corporate investments in the Deephaven Funds rose 109.4% to $34.2 million in 2006 from $16.3 million in 2005. This increase was due to a higher average return on investment, offset in part by a lower average investment balance.

Transaction-based expenses
Execution and clearance fees increased 7.5% to $106.9 million in 2006, from $99.4 million in 2005. As a percentage of total revenue, Execution and clearance fees decreased to 11.2% in 2006, from 15.7% in 2005. Execution and clearance fees fluctuate based on changes in transaction volumes, regulatory fees and efficiencies in processing the transactions. Soft dollar and commission recapture expense increased 10.4% to $70.5 million in 2006, from $63.9 million in 2005, primarily due to the inclusion of a full year's results from Direct Trading in 2006.

Payments for order flow and ECN rebates increased to $42.2 million in 2006, from $21.2 million in 2005. As a percentage of total revenue, Payments for order flow and ECN rebates increased to 4.4% in 2006, from 3.3% in 2005. This expense increased primarily due to increased profitability-based rebates paid to broker-dealers and the full year inclusion of, and higher volumes within, Direct Edge ECN.

Other direct expenses
Employee compensation and benefits expense increased 53.6% to $352.4 million in 2006, from $229.5 million in 2005. The increase was primarily due to stronger overall results, which led to higher profitability-based compensation, as well as additional compensation related to Direct Trading, Direct Edge ECN, Hotspot and Knight BondPoint. As a percentage of total revenue, Employee compensation and benefits increased slightly to 36.8% in 2006 from 36.1% in 2005. The number of full time employees in our continuing operations increased to 844 employees at December 31, 2006, from 720 employees at December 31, 2005, primarily due to the acquisitions of Hotspot and Knight BondPoint.

Communications and data processing expense increased 1.9% to $33.1 million in 2006, from $32.5 million in 2005, due to technology costs incurred relating to our new businesses within Global Markets segment in 2005 and 2006. Depreciation and amortization expense increased 26.2% to $20.6 million in 2006, from $16.4 million in 2005, due to the purchase or acquisition of fixed assets and the amortization of intangible assets in connection with our acquisitions.

Professional fees increased 5.2% to $20.6 million in 2006, from $19.6 million in 2005. The increase in 2006 was primarily due to increases in legal expenses, which fluctuate based on the activity relating to various legal and regulatory proceedings, and consulting expenses.

Business development expense increased to $14.3 million in 2006, compared to $6.4 million in 2005. The primary reason for the increase was higher expenses related to the corporate brand campaign, marketing and travel and entertainment costs.

Occupancy and equipment rentals expense decreased slightly to $13.5 million in 2006, from $13.6 million in 2005.

Other expenses increased to $17.1 million in 2006, compared to $11.5 million in 2005. Other expenses in 2006 include a short swing profit settlement of approximately $2.8 million relating to trading by two Deephaven funds in the shares of a company while the funds owned in aggregate more than 10% of the outstanding shares of the stock of that company. Additionally, employee recruitment costs increased to $3.4 million in 2006, compared to $1.5 million in 2005.

During 2006, the Company incurred charges of $8.5 million in writedowns of assets and lease loss accruals primarily relating to costs associated with excess real estate capacity in Jersey City, N.J. During 2005, the Company incurred charges of $15.8 million, consisting of $10.1 million of writedowns of assets and lease loss accruals primarily related to the costs associated with excess real estate capacity in our Jersey City, N.J. facilities, and $5.7 million related to charges for regulatory and related matters.

Our effective tax rate for 2006 from continuing operations of 38% differed from the federal statutory rate of 35% primarily due to state income taxes and non-deductible charges.

Financial Condition, Liquidity and Capital Resources

Financial Condition
We have historically maintained a highly liquid balance sheet, with a substantial portion of our total assets consisting of cash, highly liquid marketable securities, short term receivables and corporate investments as a limited partner or non-managing member in our Deephaven Funds. As of December 31, 2007, we had $1.8 billion in assets, 64% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers, asset management fees receivable and securities owned. Asset management fees receivable includes incentive allocation fees and management fees earned for sponsoring and managing the Deephaven Funds. In December 2007, due to the negative performance of certain Deephaven funds in the second half of 2007, we repaid approximately $19.0 million in incentive allocation fees previously collected from investors. Receivable from Deephaven sponsored funds represents a redemption of a portion of our corporate investment in the Deephaven Funds that was effective December 31, 2007 but had not been received until January 2008. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in NASDAQ, on the OTC Bulletin Board and on the NYSE and AMEX markets.

Deferred compensation investments consists of investments held by the Company, including investments as a limited partner or non-managing member in the Deephaven Funds, related to deferred compensation plans for the benefit of Knight's employees and directors. Other assets primarily represent deferred tax assets, deposits and miscellaneous receivables.

Total assets decreased $272.4 million, or 13.4%, from $2.0 billion at December 31, 2006 to $1.8 billion at December 31, 2007. Total liabilities decreased $195.3 million, or 18.3%, from $1.1 billion at December 31, 2006 to $870.4 million at December 31, 2007. The majority of the decrease in assets and liabilities relate to decreases in Securities owned and Securities sold, not yet purchased arising from a decrease in the size of the securities inventory utilized in our market making activities and trade execution services. Our securities inventory fluctuates based on trading volumes, market conditions and our pre-determined risk limits. Investment in Deephaven sponsored funds decreased $103.8 million, from $187.6 million at December 31, 2006 to $83.7 million primarily due to $120.0 million in redemptions, of which $85.0 million was recorded as a Receivable from Deephaven sponsored funds as of December 31, 2007. Deferred compensation investments increased by $53.9 million, from $31.6 million at December 31, 2006 to $85.5 million at December 31, 2007 due to additional investments for the benefit of Knight's employees primarily related to prior year bonuses. Other assets increased by $45.2 million, or 53.3%, from $84.8 million at December 31, 2006 to $130.0 million at December 31, 2007 due to an increase in deferred tax assets, primarily related to our employee and director deferred compensation plans.

Long term debt of $70.0 million at December 31, 2007 represented the draw down of a portion of our $140.0 million credit facility. Stockholders' equity decreased by $77.1 million, from $962.5 million at December 31, 2006 to $885.4 million at December 31, 2007. The decrease in Stockholders' equity from December 31, 2006 was a result of our stock repurchases during 2007, offset by net income earned in 2007.

Liquidity and Capital Resources

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our stock issuances and, in 2004, from the proceeds of the sale of our Derivative Markets segment and, in 2007, from the proceeds from our borrowing under the credit facility. At December 31, 2007, the Company had net current assets, which consists of net assets readily convertible into cash, of approximately $259.7 million. Additionally, our corporate investment as a limited partner or non-managing member in the Deephaven Funds was $83.7 million at December 31, 2007. The majority of this investment can be liquidated upon request to Deephaven subject to a 90-day written notification period and monthly redemption limits.

The Company has previously disclosed its intent to pursue selective acquisitions of (or possible joint ventures with) complementary businesses primarily in the markets in which our Global Markets and Asset Management segments operate. We expect to fund the purchase price of any such acquisition with our current cash position, proceeds from credit facilities or, in some cases, through the issuance of the Company's stock or debt.

We have acquired several businesses over the last two years. Several of these acquisitions provided for contingent payments. The acquisition of the business of Direct Trading contained a final contingent cash payment of $10.4 million, paid in the third quarter of 2007, based on the profitability of that business during the second year of operation after acquisition. In April 2006, the Company acquired Hotspot for $77.5 million in cash. In October 2006, the Company acquired Knight BondPoint for $18.2 million in cash. No assurance can be given with respect to the business effect of these transactions or the timing, likelihood or business effect of any other possible transactions. On January 14, 2008, the Company completed the acquisition of EdgeTrade Inc. for $59.5 million comprising $29.5 million in cash and approximately 2.3 million shares of unregistered Knight common stock.

Income from continuing operations before income taxes was $201.2 million, $256.5 million and $105.2 million for 2007, 2006 and 2005, respectively. Included in these amounts were certain non-cash expenses such as depreciation, amortization and certain non-cash writedowns, and in 2007, a non-cash gain from subsidiary stock issuance. Stock-based compensation was $31.0 million, $20.8 million and $13.4 million during 2007, 2006 and 2005, respectively. Depreciation expense from continuing operations was $16.3 million, $15.8 million, and $14.6 million in 2007, 2006 and 2005, respectively. Amortization expense from continuing operations, which related to intangible assets associated with our acquisitions, was $5.7 million, $4.8 million and $1.8 million during 2007, 2006 and 2005, respectively. Non-cash gains and (writedowns) from continuing operations were $8.8 million, ($200,000) and ($800,000) during 2007, 2006 and 2005, respectively, primarily related to a non-operating gain from subsidiary stock issuance in 2007 and costs associated with fixed assets no longer actively being used and impaired strategic investments.

Capital expenditures related to our continuing operations were $15.1 million, $13.0 million and $25.7 million during 2007, 2006 and 2005, respectively. Purchases of strategic investments were $10.4 million, $38.8 million and $3.7 million and proceeds from sale of strategic investments were $5.5 million, $33.1 million and $74.0 million during 2007, 2006 and 2005, respectively. During 2007, we received proceeds of $12.7 million relating to the sale of a portion of our interest in Direct Edge. Payments relating to acquisitions of businesses were $10.4 million, $111.3 million and $45.1 million during 2007, 2006 and 2005, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of businesses in support of the development and growth of our business. Our corporate investment as a limited partner or non-managing member in the Deephaven Funds decreased by $103.8 million in 2007, primarily due to redemptions of $120.0 million, offset by positive returns on our investments, and decreased by $94.1 million in 2006.

At its July 17, 2007 meeting, the Board of Directors authorized a $505.0 million increase to the Company's stock repurchase program, bringing the total to $1 billion. The Company repurchased 17.5 million shares for $259.2 million and 4.1 million shares for $71.0 million under the stock repurchase program during 2007 and 2006, respectively. Through December 31, 2007, the Company had repurchased 59.2 million shares for $626.2 million under its stock repurchase program. The Company may repurchase shares from time to time in open market transactions, accelerated stock buyback programs, tender offers, privately negotiated transactions or by other means. Repurchases may also be made under a Rule 10b5-1 plan. The timing and amount of repurchase transactions will be determined by the Company's management based on its evaluation of market conditions, share price, legal requirements and other factors. The program may be suspended, modified or discontinued at any time without prior notice. The Company cautions that there are no assurances that any further repurchases may actually occur. The Company had approximately 91.5 million shares of Class A Common Stock outstanding as of December 31, 2007.

Our U.S. registered broker-dealers are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and FINRA prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. As of December 31, 2007, all of our broker-dealers were in compliance with the applicable regulatory net capital rules. The following table sets forth the net capital levels and requirements for the following significant regulated broker-dealer subsidiaries at December 31, 2007, as filed in their respective regulatory filings (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
KEM	$89.4	$8.0	$81.4
KCM	78.5	1.2	77.3
Direct Trading	12.9	0.5	12.4

In addition, the Company's foreign registered broker-dealer is subject to certain financial resource requirements of the FSA. The following table sets forth the financial resource requirement at December 31, 2007 (in millions):

Entity	Financial Resources	Resource Requirement	Excess Financial Resources
KEMIL	$32.4	$17.0	$15.4

On October 9, 2007, the Company entered into a three-year $140.0 million credit agreement ("Credit Agreement") with a consortium of banks led by JPMorgan Chase Bank, N.A. The Credit Agreement includes a three-year delayed-draw senior secured term loan facility of $70.0 million and a three-year senior secured revolving facility of $70.0 million. The proceeds of the credit facilities may be used to finance share repurchases by the Company and for general corporate purposes. The Credit Agreement is repayable in full on October 3, 2010.

As of December 31, 2007, the Company borrowed $70.0 million under the three-year delayed-draw senior secured term loan facility but has not borrowed against the $70.0 million three-year senior secured revolving facility.

We anticipate that available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

In connection with its operating activities, the Company enters into certain contractual obligations. The Company's future cash payments associated with its contractual obligations pursuant to its operating leases and guaranteed employment contracts longer than one year as of December 31, 2007 are summarized below (in millions):

Payments due in:	2008	2009-2010	2011-2012	Thereafter through October 31, 2021	Total
Operating lease obligations[1]	$11.4	$21.6	$22.4	$92.4	$147.9
Other obligations[1]	28.0	15.4	–	–	43.4
Total	$39.4	$37.0	$22.4	$92.4	$191.2

[1] See Footnote 20, "Commitments and Contingent Liabilities" to the Consolidated Financial Statements. Operating lease obligations have not been reduced by sub-lease rentals of $7.1 million due in the future under noncancelable sub-leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Off-Balance Sheet Arrangements
As of December 31, 2007, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Effects of Inflation
Because the majority of the Company's assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect the Company's expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of the services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect the Company's financial position and results of operations.

Discontinued Operations
As of the close of business on December 9, 2004, the Company sold substantially all of the assets and certain of the liabilities that comprised the Derivative Markets business operated by Knight Financial Products LLC and Knight Execution Partners LLC to Citigroup, subject to an adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. The result of this adjustment and other expenses related to the sale resulted in income of $122,000, net of tax, during 2005. The decision to sell the Derivative Markets segment was based on a review of the overall options industry, the capital and risk required to maintain this business successfully and the business' role in the Company's long-term strategy. In 2007, we recorded a charge of $1.4 million, net of tax, related to a regulatory matter involving the Derivative Markets segment.

Subsequent Events
Acquisition of EdgeTrade Inc.
On January 14, 2008, we completed the acquisition of EdgeTrade Inc. ("EdgeTrade"), a privately-held firm for $59.5 million comprising $29.5 million in cash and approximately 2.3 million shares of unregistered Knight common stock. EdgeTrade is a leading agency-only trade execution and algorithmic software firm that allows buy- and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs.

Exercise of Option by Deephaven Managers
In connection with entering into new long-term employment agreements (the "2006 Employment Agreements") in December 2006, three senior managers of Deephaven (the "Deephaven Managers") were granted an option ("the Option") to obtain a 49% interest in a new limited liability company ("Deephaven Holdings") to which our interests in Deephaven would be contributed. The Option became exercisable after January 1, 2008 upon Deephaven having met certain requirements regarding minimum assets under management and employee retention.

On January 10, 2008, Deephaven Managing Partners, LLC ("Deephaven Partners"), an entity owned and controlled by the Deephaven Managers, provided notice to the Company that it was exercising the Option.

On February 1, 2008, after regulatory and contractual approvals were received, the Company completed the transaction whereby the Company contributed its interest in Deephaven to Deephaven Holdings and Deephaven Partners acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Managers' 2006 Employment Agreements and associated profit sharing bonuses and an equity contribution of $1 million to Deephaven Holdings by Deephaven Partners (the "Deephaven Transaction"). The Deephaven Transaction did not affect or result in any change to Deephaven's role as investment manager to the funds it currently manages, or to the manner in which Deephaven carries out its duties as investment manager to those funds.

As part of the Deephaven Transaction, the Company and Deephaven Partners entered into a new Limited Liability Company Agreement (the "New LLC Agreement") for Deephaven Holdings. In addition, the 2006 Employment Agreements terminated and were replaced by new long-term employment agreements between Deephaven Holdings and each of the Deephaven Managers (the "New Employment Agreements"). The New Employment Agreements do not include the profit-sharing bonuses provided under the 2006 Employment Agreements; however, the Deephaven Managers continue to be entitled to participate in certain profit pools relating to specific Deephaven funds. Following the Deephaven Transaction, pre-tax earnings will be allocated between the Company and, through Deephaven Partners, the Deephaven Managers in a similar manner as under the 2006 Employment Agreements. Profit-sharing bonuses under the 2006 Employment Agreements had been reported in Employee compensation and benefits on our Consolidated Statements of Operations. As a result of the Deephaven Transaction, beginning in February 2008, profits or losses that are allocated to the Deephaven Managers will instead be reported as Minority interest on our Consolidated Statements of Operations and included as Minority interest on our Consolidated Statements of Financial Condition.

Under the New LLC Agreement, we own 51% of the shares in Deephaven Holdings, and Deephaven Partners owns 49% of the shares. As previously disclosed by us in a Form 8-K filing dated December 22, 2006, and subsequent regulatory filings, in the event of a change of control of the Company prior to December 31, 2012, Deephaven Partners will have the option (the "Change of Control Option") to increase its 49% interest by an additional 2%. Upon any exercise of the Change of Control Option, we will be obligated to transfer ownership of 2% of the shares to Deephaven Partners. We are entitled to appoint a majority of the Board of Managers of Deephaven Holdings until such time as the Change of Control Option is exercised, at which time Deephaven Partners will be entitled to appoint a majority of the Board of Managers.

Under the New LLC Agreement, certain corporate actions will require approval of a "super-majority" of members of the Board of Managers, including representatives of both Deephaven Partners and us. Neither party is permitted to transfer any of its interests in Deephaven Holdings to any unaffiliated third person without the consent of the other party. Any sale of Deephaven Holdings requires either (x) the consent of the holders of 75% of the shares or (y) if the aggregate consideration is in excess of $450 million, the approval of only Deephaven Partners (subject to a right of first refusal for the benefit of the Company). Pursuant to the New LLC Agreement, proceeds from any sale or liquidation of Deephaven or Deephaven Holdings will be allocated among the Company and Deephaven Partners based upon a formula that takes into account their capital accounts at the time of such sale or liquidation and relative profit sharing percentages over a defined period of time.

Closing of Deephaven Event Fund

On January 31, 2008, Deephaven announced that it has concluded that it is in the best interests of investors in the Deephaven Event Fund LLC and the Deephaven Event Fund Ltd. (collectively, the "Event Fund") that the Event Fund return investors' capital. As of January 1, 2008, Deephaven managed approximately $4.0 billion in assets, of which approximately $781 million was invested in the Event Fund.

The decision to return investors' capital in the Event Fund occurred after a review by Deephaven of the Event Fund and the Event Fund's viability given the current macro-economic environment, performance over the preceding nine months, declining investor interest in event-driven investment strategies and significant levels of redemption requests in the Event Fund. Substantive changes in macro-economic circumstances in the U.S. have resulted in a reduction in the types of opportunities that Deephaven would ordinarily pursue as components of the Event Fund's core event-driven strategy and the conclusion that the Event Fund's core investment strategy is unlikely to produce the type of investment results Deephaven and its investors might expect over the short and intermediate term. As a result, redemptions in the Event Fund have been suspended with immediate effect, and Deephaven will begin an orderly process to reduce trading positions to cash and return investors' capital as promptly as reasonably practicable. Beginning February 1, 2008, and through the period of time Deephaven is returning investors' capital, no management or incentive allocation fee will be charged to investors in the Event Fund.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. We believe that, of our significant accounting policies, the following policies involve a higher degree of judgment.

Lease Loss Accrual – It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of Statement of Financial Accounting Standards ("SFAS") No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

The Company incurred $8.0 million of Writedown of assets and lease loss accruals in 2006, relating to the lease loss accrual on a portion of our lease at 545 Washington Boulevard in Jersey City, N.J., encompassing approximately 78,000 square feet, all of which was unoccupied. In 2007, we recorded a benefit of $2.5 million for the adjustment of our lease loss accrual. During 2007, we entered into two sub-lease agreements at our 545 Washington Boulevard property in Jersey City, N.J. for a portion of the premises for which we had previously recorded a lease loss accrual. The lease loss accrual was adjusted based on the difference between the actual terms of the sub-leases and the assumptions used in the calculation of the lease loss accrual. The remaining accrual on the unoccupied space was derived from assumptions and estimates based on lease terms of an anticipated additional sub-lease agreement, which assumed a sub-lease would commence in the beginning of 2009, anticipated market prices along the Jersey City waterfront and estimated up-front costs, including broker fees and build-out allowances. We continually monitor the market rates for office space and the amount of available office space in Jersey City, N.J. to assess the reasonableness of our applicable assumptions.

Impairment of Goodwill and Intangible Assets – The useful lives of intangible assets are determined upon acquisition. Intangible assets are amortized over their respective lives. Goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, annually or when an event occurs or circumstances change that signifies the existence of impairment.

Goodwill of $132.8 million as of December 31, 2007 is all related to our Global Markets segment. Goodwill is primarily related to the purchases of our listed equities market-maker, KCM and the businesses now operating as Donaldson, Direct Trading, Hotspot and Knight BondPoint. We performed our annual test for impairment of goodwill in the second quarter of 2007 and determined that goodwill was not impaired at that time. As part of our test for impairment, we considered the profitability of the applicable reporting unit, an assessment of fair value of the reporting unit based on various valuation methodologies, as well as the overall market value of the Company, compared to the Company's book value. We believe there was no impairment of the goodwill balance at December 31, 2007.

Intangible assets, less accumulated amortization, of $57.8 million as of December 31, 2007 are all attributable to our Global Markets segment. Substantially all intangible assets resulted from the purchases of the businesses of Donaldson, Direct Trading, Hotspot and Knight BondPoint. These assets, which primarily consist of customer relationships, are being amortized on a straight-line basis over their useful lives, the majority of which have been determined to range from eight to twenty four years. We performed our annual test for impairment of intangible assets in the second quarter of 2007 and determined that intangible assets were not impaired at that time. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No events occurred in 2006 or 2007 that would indicate that the carrying amounts of the Company's amortizable intangibles may not be recoverable.

Strategic Investments and Deferred Compensation Investments – Strategic investments include noncontrolling equity ownership interests in financial services-related businesses. Deferred compensation investments consist of investments held by the Company related to deferred compensation plans for the benefit of Knight's employees and directors. Strategic investments and Deferred compensation investments are accounted for under the equity method, at cost or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability companies that are held by the Company or any of its non-broker-dealer subsidiaries. Investments in corporations by such non-broker-dealers are held at amortized cost. Deferred compensation investments in mutual funds are accounted for at fair value.

Strategic investments are reviewed on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If the Company assesses that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, the investment is written down to its estimated impaired value.

Market-Making Activities – Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions.

Dividend income relating to securities owned and dividend expense relating to securities sold, not yet purchased, derived from our market making activities are included as a component of Net trading revenue on the Consolidated Statements of Operations.

Asset Management Fees – Deephaven earns asset management fees for managing the Deephaven Funds. Management fees, which are received monthly, are recorded as earned and are calculated as a percentage of each Deephaven Fund's monthly net assets.

Incentive allocation fees are earned based upon the performance of the Deephaven Funds and are calculated based upon a percentage of a new high net asset value, as defined in the applicable private placement offering memorandum, for the six-month performance period ended June 30 or December 31, for some funds, and for the twelve-month performance period ended December 31 for other funds. A new high net asset value is defined as the amount by which the net asset value of an investor's account in a particular Deephaven fund exceeds the greater of either the investor's highest previous net asset value in that Deephaven fund or the net asset value at the time the investor made a purchase.

The Company records incentive allocation fees in accordance with Method 2 of EITF Topic D-96. Under this methodology, the Company recognizes incentive allocation fees income for each interim period based upon the amount that would be due if the investment advisory relationship with the Deephaven Funds were terminated at the end of such period.

Incentive allocation fees may increase or decrease during the year based on the performance of the Deephaven Funds. As such, the incentive allocation fees, in certain circumstances, may be negative for certain periods, but not lower than zero for any six-month performance period ended June 30 or December 31, for some funds, or the twelve-month performance period ended December 31 for other funds. Incentive allocation fees are paid upon the close of each six-month performance period, or twelve-month performance period, as the case may be, and are not subject to repayment (i.e., clawback) once such performance period has closed. If a fund which has a six-month performance period incurs losses in the performance period ended December 31, the Company may make the determination, at its sole discretion, to return all or a portion of incentive allocation fees collected for the prior six-month performance period ending June 30 of that year.

Other Estimates – The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. In addition to the estimates that we make in connection with accounting for the items noted above, the use of estimates is also important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and tax audits.

SFAS No. 123 (R) requires that we make certain estimates and assumptions relating to volatility and forfeiture rates when determining stock-based employee compensation expense. Volatility is estimated based on several factors including implied volatility of market-traded options on our common stock on the grant date and the historical volatility of the Company's common stock. Forfeiture rates are estimated based on historical rates of forfeiture of employee stock awards.

A portion of our Employee compensation and benefits expense on the Consolidated Statements of Operations represents discretionary bonuses, which are accrued for throughout the year and paid after the end of the year. Among many factors, discretionary bonus accruals are generally influenced by the Company's overall performance and competitive industry compensation levels.

We estimate and accrue for potential losses that may arise out of litigation, regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated in accordance with SFAS No. 5 *Accounting for Contingencies*. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability accrued with respect to litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses based on, among other factors, the progress of each case, our experience with and industry experience with similar cases and the opinions and views of internal and external legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the way companies account for uncertainty in income taxes. FIN 48 provides guidance related to a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157 *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Company beginning as of January 1, 2008. We do not expect the adoption of SFAS 157 to have a material impact on our Consolidated Financial Statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which provides guidance on quantifying and evaluating the materiality of unrecorded prior year misstatements. The SEC staff indicates that a company should quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. Companies may choose to restate their financial statements for any material misstatements arising from the application of SAB 108 or recognize a cumulative effect adjustment within the current year opening balance in retained earnings, with disclosure of such items. SAB 108 was effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on our Consolidated Financial Statements as of December 31, 2007 and 2006.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company beginning as of January 1, 2008. We do not expect the adoption of SFAS 159 to have a material impact on our Consolidated Financial Statements.

In June 2007, the AICPA issued Statement of Position ("SOP") No. 07-1, *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide *Investment Companies* must be applied by an entity and whether those accounting principles must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In February 2008, the FASB deferred indefinitely the effective date.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the acquisition date fair value for all identifiable assets acquired and liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development and requires the expensing of acquisition-related and restructuring costs as incurred. SFAS 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

For working capital purposes, we invest in money market funds, commercial paper and government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as Cash and cash equivalents and Receivable from brokers and dealers, respectively, on the Consolidated Statements of Financial Condition. These other amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily, and are not material to the Company's overall cash position.

In Global Markets, we employ proprietary position management and trading systems that provide real-time, on-line position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management on a real-time basis as are individual and aggregate dollar and inventory position totals, capital allocations, and real-time profits and losses. The management of trading positions is enhanced by our review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of our equities market-making business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2007 and 2006 was $406.2 million and $703.0 million, respectively, in long positions and $335.3 million and $693.1 million, respectively, in short positions. The potential change in fair value, using a hypothetical 10% decline in prices, is estimated to be a loss of $7.1 million and $1.0 million as of December 31, 2007 and 2006, respectively, due to the offset of gains in short positions with the losses in long positions. The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our OTC and listed market-making business) (in millions).

	2007		2006		2005	
	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions
Average month-end	$1,014.0	$29.0	$1,157.2	$30.5	$700.3	$32.6
Highest month-end	1,498.2	70.9	1,564.4	51.4	874.8	46.2
Lowest month-end	679.2	8.6	903.9	7.8	496.9	10.6

As of December 31, 2007, we had a $83.7 million corporate investment as a limited partner or non-managing member in the Deephaven Funds, $38.4 million of which was invested in the Global Multi-Strategy Fund (formerly known as "Market Neutral Fund"). As of December 31, 2007, approximately 58% of the Deephaven Funds' assets under management were in the Deephaven Global Multi-Strategy Fund. The investment philosophy for the Global Multi-Strategy Fund is to seek to produce returns for its investors using various investment strategies focusing on delivering attractive risk-adjusted rates of return. The performance of the Global Multi-Strategy Fund is intended to be substantially non-correlated with the general debt and equity markets, as well as with a number of other non-traditional investment strategies. Within the Global Multi-Strategy Fund, Deephaven generally employs a variety of investment strategies, including volatility-driven, fundamental equity, event-driven, credit-driven and global relative value macro/fixed income strategies among others. There is no material limitation on the types of investment strategies that may be employed by the Global Multi-Strategy Fund. There will be unhedged asset factor risks (i.e., equity, interest rate, foreign exchange) in the Global Multi-Strategy Fund.

Deephaven also manages single-strategy funds that pursue investment strategies which involve substantial risks based on the fact that they are less diversified strategies and could be more vulnerable to structural economic and regulatory changes, or general market conditions. The less diversified nature of these strategies may cause their performance to be more volatile and result in the incurrence of greater losses during unprofitable periods as compared to a more diversified approach.

Separately, Deephaven's business also involves specific categories of trading and operational risk. For example, although Deephaven may attempt to hedge positions as part of its trading strategies, there is no assurance that adequate hedging opportunities will exist. Moreover, Deephaven relies to a material degree on its prime brokers to provide leverage, custody, execution and other services, but there is no assurance that the prime brokers will continue to provide the amount of leverage which they have in the past, or on the same terms, or provide any of the other services they currently provide, on a cost-effective basis. Deephaven also faces significant risk from the fact that any of its trading counterparties could fail, which would likely have the effect of greatly diminishing the value of the assets which are the subject of trades with that counterparty. Finally, if Deephaven does not appropriately structure its use of leverage, the losses the funds incur could be materially exacerbated.

Deephaven monitors its trading risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by management and an independent risk control function, as are individual and aggregate dollar and inventory position totals and profits and losses by strategy. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries. There can be no assurances that any of the Deephaven Funds' strategies will be successful in achieving either their risk control or their profit objectives.

Operational Risk

Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents arising, for example, from major systems failures. The Company incurs operational risk across all of its business activities, including revenue generating activities as well as support functions. Legal and compliance risk is included in the scope of operational risk and is discussed below under "Legal Risk."

Primary responsibility for the management of operational risk lies with the business segments and supporting functions. The business segments maintain controls designed to manage and mitigate operational risk for existing activities. As new products and business activities are developed, operational risks are identified and controls are designed to mitigate the identified risks.

Disaster recovery plans are in place for critical facilities related to our primary operations and resources and redundancies are built into the systems as deemed appropriate. The Company has also established policies, procedures and technologies to protect its systems and other assets from unauthorized access.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and standards. Legal risk also includes contractual and commercial risk such as the risk that a counterparty's performance obligations will be unenforceable. The Company is generally subject to extensive regulation in the different jurisdictions in which it conducts its business. The Company has established procedures based on legal and regulatory requirements that are designed to foster compliance with applicable statutory and regulatory requirements. The Company also has established procedures that are designed to require that the Company's policies relating to conduct, ethics and business practices are followed.

CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)

The following table sets forth certain unaudited consolidated quarterly statement of operations data for 2007 and 2006. In the opinion of management, this unaudited information has been prepared on substantially the same basis as the Consolidated Financial Statements appearing elsewhere in this document and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this document. The results of any quarter are not necessarily indicative of results for any future period.

Quarter Ended	Dec. 31, 2007	Sept. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	Jun. 30, 2006	Mar. 31, 2006
(In thousands, except per share amounts)								
Revenues								
Commissions and fees	$105,234	$131,473	$106,929	$103,859	$ 97,851	$ 97,424	$112,475	$102,644
Net trading revenue	112,709	57,660	54,193	61,637	52,657	42,846	68,220	80,039
Asset management fees, net	28,184	(1,237)	29,116	60,714	78,765	50,536	14,076	70,511
Interest, net	3,766	4,625	4,169	4,818	4,762	5,175	2,775	3,314
Non-operating gain from subsidiary stock issuance	–	8,757	–	–	–	–	–	–
Investment income and other, net	7,444	3,661	6,990	10,623	27,417	15,711	8,404	20,687
Total revenues	257,337	204,939	201,397	241,651	261,452	211,692	205,950	277,195
Transaction-based expenses								
Execution and clearance fees	24,605	39,555	28,691	27,410	25,857	22,100	30,026	28,925
Soft dollar and commission recapture expense	17,106	15,256	14,468	14,537	15,291	18,115	18,684	18,447
Payments for order flow and ECN rebates	10,226	18,978	12,761	12,599	10,529	9,663	12,126	9,873
Total transaction-based expenses	51,937	73,789	55,920	54,546	51,677	49,878	60,836	57,245
Revenues, net of transaction-based expenses	205,400	131,150	145,477	187,105	209,775	161,814	145,114	219,950
Other direct expenses								
Employee compensation and benefits	93,761	71,785	78,697	102,233	105,635	82,546	64,616	99,556
Communications and data processing	8,922	9,948	9,387	8,699	8,594	8,484	8,404	7,638
Professional fees	5,399	5,281	3,191	5,489	5,356	3,737	5,092	6,383
Depreciation and amortization	5,533	5,626	5,514	5,402	5,462	5,446	5,325	4,408
Occupancy and equipment rentals	3,393	3,685	3,550	3,455	3,621	3,164	3,398	3,353
Business development	4,193	3,532	4,493	3,779	5,715	3,371	3,134	2,122
Writedown of assets and lease loss accrual	(1,116)	136	(1,490)	–	–	–	482	7,997
Other	6,407	3,403	2,275	3,333	3,832	2,925	3,897	6,449
Total other direct expenses	126,492	103,396	105,617	132,390	138,215	109,673	94,348	137,906
Income from continuing operations before income taxes	78,908	27,754	39,860	54,715	71,560	52,141	50,766	82,044
Income tax expense	29,345	11,205	15,480	21,530	24,146	20,681	20,426	32,912
Net income from continuing operations	49,563	16,549	24,380	33,185	47,414	31,460	30,340	49,132
Loss from discontinued operations, net of tax	–	(104)	–	(1,333)	–	–	–	–
Net income	$ 49,563	$ 16,445	$ 24,380	$ 31,852	$ 47,414	$ 31,460	$ 30,340	$ 49,132
Diluted earnings per share from continuing operations	$ 0.52	$ 0.16	$ 0.24	$ 0.32	$ 0.45	$ 0.30	$ 0.29	$ 0.47
Diluted earnings per share from discontinued operations	$ –	$ –	$ –	$ (0.01)	$ –	$ –	$ –	$ –
Diluted earnings per share	$ 0.52	$ 0.16	$ 0.24	$ 0.31	$ 0.45	$ 0.30	$ 0.29	$ 0.47

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, (In thousands)	2007	2006
Assets		
Cash and cash equivalents	$ 222,435	$ 214,760
Securities owned, held at clearing brokers, at market value	412,565	711,775
Receivable from brokers and dealers	382,544	372,897
Asset management fees receivable	27,588	112,204
Investment in Deephaven sponsored funds	83,732	187,573
Receivable from Deephaven sponsored funds	85,000	–
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $112,032 in 2007 and $98,903 in 2006	62,073	66,450
Strategic investments	73,704	49,437
Goodwill	132,832	133,043
Intangible assets, less accumulated amortization of $12,985 in 2007 and $7,247 in 2006	57,845	63,701
Deferred compensation investments	85,504	31,586
Other assets	129,991	84,789
Total assets	$1,755,813	$2,028,215
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at market value	$ 335,280	$ 693,071
Payable to brokers and dealers	117,001	47,853
Accrued compensation expense	228,275	227,847
Accrued expenses and other liabilities	119,879	96,957
Long term debt	70,000	–
Total liabilities	870,435	1,065,728
Commitments and contingent liabilities (Notes 20 and 22)		
Stockholders' equity		
Class A Common Stock, $0.01 par value; Shares authorized: 500,000 at December 31, 2007 and 2006; Shares issued: 150,801 at December 31, 2007 and 144,959 at December 31, 2006; Shares outstanding: 91,536 at December 31, 2007 and 103,661 at December 31, 2006	1,509	1,450
Additional paid-in capital	587,025	519,790
Retained earnings	934,099	811,859
Treasury stock, at cost; 59,265 shares in 2007 and 41,298 shares in 2006	(637,255)	(370,612)
Total stockholders' equity	885,378	962,487
Total liabilities and stockholders' equity	$1,755,813	$2,028,215

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (In thousands, except per share amounts)	2007	2006	2005
Revenues			
Commissions and fees	$447,495	$410,394	$296,441
Net trading revenue	286,199	243,761	165,614
Asset management fees	116,777	213,888	89,227
Interest, net	17,378	16,027	9,019
Non-operating gain from subsidiary stock issuance	8,757	–	–
Investment income and other, net	28,718	72,219	74,541
Total revenues	905,324	956,289	634,842
Transaction-based expenses			
Execution and clearance fees	120,261	106,908	99,427
Soft dollar and commission recapture expense	61,367	70,537	63,890
Payments for order flow and ECN rebates	54,564	42,191	21,220
Total transaction-based expenses	236,192	219,636	184,537
Revenues, net of transaction-based expenses	669,132	736,653	450,305
Other direct expenses			
Employee compensation and benefits	346,476	352,353	229,460
Communications and data processing	36,956	33,120	32,513
Depreciation and amortization	22,075	20,641	16,355
Professional fees	19,360	20,568	19,555
Business development	15,997	14,343	6,419
Occupancy and equipment rentals	14,083	13,536	13,554
Writedown of assets and lease loss accrual	(2,470)	8,480	10,055
Regulatory charges and related matters	–	–	5,703
Other	15,418	17,101	11,541
Total other direct expenses	467,895	480,142	345,155
Income from continuing operations before income taxes	201,237	256,511	105,150
Income tax expense	77,560	98,165	38,912
Income from continuing operations	123,677	158,346	66,238
(Loss) income from discontinued operations, net of tax	(1,437)	–	122
Net income	$122,240	$158,346	$ 66,360
Basic earnings per share from continuing operations	$ 1.27	$ 1.56	$ 0.64
Diluted earnings per share from continuing operations	$ 1.23	$ 1.49	$ 0.62
Basic and diluted earnings per share from discontinued operations	$ (0.01)	$ –	$ –
Basic earnings per share	$ 1.26	$ 1.56	$ 0.64
Diluted earnings per share	$ 1.21	$ 1.49	$ 0.62
Shares used in computation of basic earnings per share	97,050	101,420	103,456
Shares used in computation of diluted earnings per share	100,796	106,243	106,882

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2005, 2006 and 2007	Class A Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount
(In thousands)				
Balance, January 1, 2005	133,966	$1,340	(20,670)	$(147,636)
Net income	–	–	–	–
Unrealized gains on available-for-sale securities, net of taxes	–	–	–	–
Common stock repurchased	–	–	(16,109)	(147,017)
Stock options exercised	3,952	40	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	1,828	18	–	–
Balance, December 31, 2005	139,746	1,398	(36,779)	(294,653)
Net income	–	–	–	–
Realization of gains on available-for-sale securities, net of taxes	–	–	–	–
Common stock repurchased	–	–	(4,519)	(75,959)
Stock options exercised	4,523	45	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	690	7	–	–
Balance, December 31, 2006	144,959	1,450	(41,298)	(370,612)
Net income	–	–	–	–
Common stock repurchased	–	–	(17,967)	(266,643)
Stock options exercised	3,487	35	–	–
Income tax benefit – stock awards exercised	–	–	–	–
Stock-based compensation	2,355	24	–	–
Balance, December 31, 2007	150,801	$1,509	(59,265)	$(637,255)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
$410,346	$587,153	$ –	$ 851,203
–	66,360	–	66,360
–	–	10,350	10,350
–	–	–	(147,017)
22,478	–	–	22,518
6,626	–	–	6,626
13,390	–	–	13,408
452,840	653,513	10,350	823,448
–	158,346	–	158,346
–	–	(10,350)	(10,350)
–	–	–	(75,959)
26,742	–	–	26,787
19,405	–	–	19,405
20,803	–	–	20,810
519,790	811,859	–	962,487
–	122,240	–	122,240
–	–	–	(266,643)
21,040	–	–	21,075
15,172	–	–	15,172
31,023	–	–	31,047
$587,025	$934,099	$ –	$ 885,378

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (In thousands)	2007	2006	2005
Cash flows from operating activities			
Net income	$ 122,240	$ 158,346	$ 66,360
(Loss) income from discontinued operations, net of tax	(1,437)	–	122
Income from continuing operations, net of tax	123,677	158,346	66,238
Adjustments to reconcile income from continuing operations, net of tax to net cash provided by (used in) operating activities			
Depreciation and amortization	22,075	20,641	16,355
Income tax benefit on stock awards exercised	–	–	6,625
Stock-based compensation	31,047	20,810	13,409
Deferred income taxes	(13,183)	(23,846)	3,000
Deferred rent	438	780	621
Writedown of assets and lease loss accrual	(2,470)	8,480	10,055
Realized gain from sale of subsidiary stock	(4,223)	–	–
Non-operating gain from subsidiary stock issuance	(8,757)	–	–
Unrealized (gain) loss on strategic investments	(397)	789	748
Unrealized gain on investments in Deephaven sponsored funds	(17,786)	(34,182)	(16,327)
Realized gain on strategic investment	–	(30,133)	(56,221)
Minority interest in loss of subsidiary	(337)	–	–
Operating activities from discontinued operations	(1,437)	–	122
Decrease (increase) in operating assets, net of acquisitions and disposals			
Securities owned	299,209	(331,408)	(125,894)
Receivable from brokers and dealers	(28,376)	(142,397)	16,980
Asset management fees receivable	87,451	(65,740)	(9,066)
Deferred compensation investments	(53,918)	(14,395)	2,668
Other assets	(33,606)	(4,511)	(852)
(Decrease) increase in operating liabilities, net of acquisitions and disposals			
Securities sold, not yet purchased	(357,791)	347,614	124,037
Payable to brokers and dealers	70,625	12,700	(53,378)
Accrued compensation expense	1,659	109,318	(6,114)
Accrued expenses and other liabilities	37,352	(17,210)	(33,005)
Net cash provided by (used in) operating activities	151,252	15,656	(39,999)
Cash flows from investing activities			
Purchases of fixed assets and leasehold improvements	(15,098)	(12,976)	(25,657)
Redemption of Deephaven sponsored funds	35,000	129,575	105,000
Investments in Deephaven sponsored funds	–	(1,310)	(155,000)
Proceeds from sale of strategic investments	5,534	33,082	73,964
Purchases of strategic investments	(10,400)	(38,771)	(3,650)
Purchases of businesses, net of cash acquired	(30)	(95,809)	(45,107)
Contingent payments on purchase of businesses	(10,363)	(15,511)	–
Proceeds from issuance of subsidiary stock	31,667	–	–
Proceeds from sale of subsidiary stock	12,750	–	–
Net cash provided by (used in) investing activities	49,060	(1,720)	(50,450)
Cash flows from financing activities			
Proceeds from long term debt borrowing	70,000	–	–
Stock options exercised	21,075	26,787	22,517
Income tax benefit on stock awards exercised	15,172	19,405	–
Cost of common stock repurchased	(266,643)	(75,959)	(147,016)
Net cash used in financing activities	(160,396)	(29,767)	(124,499)
Increase (decrease) in cash and cash equivalents	39,916	(15,831)	(214,948)
Cash retained by deconsolidated entity	(32,241)	–	–
Cash and cash equivalents at beginning of period	214,760	230,591	445,539
Cash and cash equivalents at end of period	$ 222,435	$ 214,760	$ 230,591
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 285	$ 408	$ 577
Cash paid for income taxes	$ 73,544	$ 102,747	$ 52,563
Supplemental disclosure of noncash investing activities:			
Goodwill	$ 30	$ 69,849	$ 28,501
Intangible assets	–	38,740	20,000
Fixed assets	–	1,803	3,000
Receivable from brokers and dealers	–	–	1,927
Other net liabilities	–	(14,583)	(8,321)
Cash paid for purchase of businesses, net of cash acquired	$ 30	$ 95,809	$ 45,107

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Organization and Description of the Business

Knight Capital Group, Inc. (collectively with its subsidiaries, the "Company") has two operating business segments, Asset Management and Global Markets, as well as a Corporate segment. As of December 31, 2007, the Company's operating business segments comprised the following operating subsidiaries:

Asset Management

• Deephaven Capital Management LLC ("Deephaven") is the registered investment adviser to and sponsor of the Deephaven investment funds (the "Deephaven Funds"). In addition to being registered as an Investment Adviser with the U.S. Securities and Exchange Commission ("SEC"), Deephaven is also registered with the Commodity Futures Trading Commission ("CFTC") as a "commodity pool operator" and a "commodity trading adviser," and is a member of the National Futures Association ("NFA"). Due to the nature of Deephaven's investor base, however, Deephaven is not registered as either a "Futures Commission Merchant" ("FCM") or "Introducing Broker" with the CFTC or NFA and is exempt from many of the CFTC and NFA regulations. Deephaven also has a U.K. registered investment adviser subsidiary, which is regulated by the U.K. Financial Services Authority ("FSA"), and a Hong Kong registered investment adviser subsidiary, which is regulated by the Hong Kong Securities and Futures Commission. See Footnote 24, "Subsequent Events" for further discussion relating to Exercise of Option by Deephaven Managers and Closing of Deephaven Event Fund.

Global Markets

• Knight Equity Markets, L.P. ("KEM") operates as a market-maker in over-the-counter ("OTC") equity securities, primarily those traded in the NASDAQ Stock Market and on the OTC Bulletin Board. KEM also operates the Company's primary domestic institutional sales business. Donaldson & Co., a division of KEM, offers soft dollar and commission recapture services. KEM is a broker-dealer registered with the SEC and is a member of the NASDAQ Stock Exchange ("NASDAQ"), Financial Industry Regulatory Authority ("FINRA"), the International Securities Exchange, LLC, the National Stock Exchange and the NFA.

• Knight Capital Markets LLC ("KCM") primarily operates as a market-maker in the over-the-counter market for New York Stock Exchange ("NYSE") and American Stock Exchange ("AMEX") listed securities. KCM is a broker-dealer registered with the SEC and is a member of NASDAQ and FINRA.

• Knight Equity Markets International Limited ("KEMIL") is a U.K. registered broker-dealer that provides execution services for institutional and broker-dealer clients in U.S., European and international equities. KEMIL is authorized and regulated by the FSA and is a member of the London Stock Exchange, Deutsche Börse AG, Euronext N.V. (incorporating Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris), Borsa Italiana, OMX (incorporating the Copenhagen Stock Exchange, Helsinki Stock Exchange and Stockholm Stock Exchange), Oslo Børs, virt-x and Weiner Börse.

• Direct Trading Institutional, L.P. ("Direct Trading") provides institutions with direct market access trading through Knight Direct EMS™, an advanced electronic platform. The business of Direct Trading was acquired by the Company in June 2005. Direct Trading is a broker-dealer registered with the SEC and is a member of NASDAQ, FINRA and the NFA.

• Hotspot FX, Inc. and its subsidiaries ("Hotspot") provide institutions, dealers and retail clients with spot foreign exchange executions through an advanced, fully electronic platform. Hotspot was acquired by the Company in April 2006. One Hotspot subsidiary is regulated by the FSA, and another Hotspot subsidiary is a FCM registered with the CFTC and is a member of the NFA.

• Knight BondPoint, Inc. ("Knight BondPoint") (formerly known as ValuBond Securities, Inc.) provides electronic access and trade execution products for the retail fixed income market. Knight BondPoint was acquired by the Company in October 2006. Knight BondPoint is a broker-dealer registered with the SEC and is a member of FINRA and the Municipal Securities Rulemaking Board ("MSRB").

Direct Edge ECN LLC ("Direct Edge ECN") operates as an electronic communications network ("ECN"). Direct Edge ECN is a liquidity destination offering the ability to match and route trades in NASDAQ, NYSE and AMEX listed securities by displaying orders in the NASDAQ Market Center, the FINRA Alternative Display Facility and the National Stock Exchange. Direct Edge ECN is a broker-dealer registered with the SEC and is a member of NASDAQ, FINRA, the National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Boston Stock Exchange, International Securities Exchange and NYSE Arca, Inc. As described in Footnote 10, "Direct Edge ECN," at the close of business on September 28, 2007, the Company deconsolidated Direct Edge ECN as it no longer controlled Direct Edge ECN as of that date. With the exception of the minority interest in the third quarter of 2007, the results of Direct Edge ECN's operations have been included in the Consolidated Statements of Operations for all periods presented up through September 28, 2007. The Company accounts for its interest in Direct Edge Holdings LLC ("Direct Edge Holding"), the newly formed immediate parent company of Direct Edge ECN (together, "Direct Edge"), under the equity method for periods subsequent to September 28, 2007.

The Corporate segment includes all corporate overhead expenses and investment income earned on strategic investments and the corporate investment in the Deephaven Funds. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses related to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

Discontinued Operations

The Company completed the sale of its Derivative Markets business to Citigroup Financial Products Inc. ("Citigroup") in December of 2004. Costs associated with the Derivative Markets segment have been included within discontinued operations. For a further discussion of the sale of the Company's Derivative Markets business and its associated accounting treatment, see Footnote 16 "Discontinued Operations."

NOTE 2 Significant Accounting Policies

Basis of consolidation and form of presentation

The accompanying Consolidated Financial Statements, prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Certain reclassifications have been made to the prior years' Consolidated Financial Statements in order to conform to the current year presentation. Such reclassifications had no effect on previously reported Net income.

Cash and cash equivalents

Cash and cash equivalents include money market accounts, which are payable on demand, and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market-making and sales activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Interest expense, which has been netted against interest income on the Consolidated Statements of Operations, was $3.7 million, $1.9 million and $0.5 million in 2007, 2006 and 2005, respectively.

Dividend income relating to securities owned and dividend expense relating to securities sold, not yet purchased, derived from the Company's market making activities are included as a component of Net trading revenue on the Consolidated Statements of Operations. Net trading revenue includes dividend income of $5.5 million, $6.2 million and $3.4 million in 2007, 2006 and 2005, respectively. Net trading revenue includes dividend expense of $5.2 million, $6.8 million and $4.1 million in 2007, 2006 and 2005, respectively.

Payments for order flow and ECN rebates represent payments to broker-dealer clients, in the normal course of business, for directing their order flow in U.S. equities to the Company, and rebates for providing liquidity to Direct Edge ECN through September 28, 2007. Soft dollar and commission recapture expense represents payments to or on behalf of institutions in connection with soft dollar and commission recapture programs.

Asset management fees

Deephaven earns asset management fees for managing the Deephaven Funds. Management fees, which are received monthly, are recorded as earned and are calculated as a percentage of each Deephaven Fund's monthly net assets.

Incentive allocation fees are earned based upon the performance of the Deephaven Funds and are calculated based upon a percentage of a new high net asset value as defined in the applicable private placement offering memorandum, for the six-month performance period ended June 30 or December 31, for some funds, and for the twelve-month performance period ended December 31 for other funds. A new high net asset value is defined as the amount by which the net asset value of an investor's account in a particular Deephaven fund exceeds the greater of either the investor's highest previous net asset value in that Deephaven fund or the net asset value at the time the investor made a purchase.

The Company records incentive allocation fees in accordance with Method 2 of Emerging Issues Task Force ("EITF") Topic D-96. Under this methodology, the Company recognizes incentive allocation fee income for each interim period based upon the amount that would be due if the investment advisory relationship with the Deephaven Funds were terminated at the end of such period.

Incentive allocation fees may increase or decrease during the year based on the performance of the Deephaven Funds. As such, the incentive allocation fees, in certain circumstances, may be negative for certain periods, but not lower than zero for any six-month performance period ended June 30 or December 31, for some funds, or the twelve-month performance period ended December 31 for other funds. Incentive allocation fees are paid upon the close of each six-month performance period, or twelve-month performance period, as the case may be, and are not subject to repayment (i.e., clawback) once such performance period has closed. If a fund which has a six-month performance period incurs losses in the performance period ended December 31, the Company may make the determination, at its sole discretion, to return all or a portion of incentive allocation fees collected for the prior six-month performance period ended June 30 of that year.

Estimated fair value of financial instruments

The market value of securities owned and securities sold, not yet purchased is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables and accrued expenses) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Goodwill and Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and, as required by SFAS No.144 *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Strategic investments and Deferred compensation investments
Strategic investments include noncontrolling equity ownership interests primarily in financial services-related businesses. Deferred compensation investments consist of investments held by the Company related to deferred compensation plans for the benefit of Knight's employees and directors. Strategic investments and Deferred compensation investments are accounted for under the equity method, at cost or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability companies that are held by the Company or any of its non-broker-dealer subsidiaries. Investments in corporations by such non-broker-dealers are held at amortized cost. Deferred compensation related investments in mutual funds are accounted for at fair value.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from earnings and reported in Accumulated other comprehensive income, net of tax within Stockholders' equity on the Consolidated Statements of Financial Condition.

Strategic investments are reviewed on an ongoing basis to ensure that the carrying values of the investments have not been impaired. If the Company assesses that an impairment loss on a strategic investment has occurred due to a decline in fair value or other market conditions, the investment is written down to its estimated impaired value.

Treasury stock
The Company records its purchases of treasury stock at cost as a separate component of Stockholders' equity. The Company obtains treasury stock through purchases in the open market or through privately negotiated transactions.

Foreign currencies
The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial Condition. Revenues and expenses are translated at average rates during the periods. Gains or losses resulting from foreign currency transactions are included in Investment income and other, net on the Company's Consolidated Statements of Operations.

Depreciation, amortization and occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

The Company follows SFAS No. 13 *Accounting for Leases*, as clarified by EITF and Financial Accounting Standards Board ("FASB") Technical Bulletins, which states that rent expense under operating leases with fixed rent escalations, lease incentives and free rent periods should be recognized on a straight-line basis over the lease term beginning on the date the lessee takes possession of or controls the use of the space, including during free rent periods.

Lease loss accrual
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis. In an event the Company is able to sublease the excess real estate after recording a lease loss accrual, such lease loss accrual is adjusted to the extent the actual terms of sub-leased property differ from the assumptions used in the calculation of the lease loss accrual.

Income taxes
The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures them using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company evaluates the recoverability of future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of temporary differences and forecasted operating earnings. Net deferred tax assets and liabilities are included in Other assets and Accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.

On January 1, 2007 the Company adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company recognized an immaterial adjustment in the liability for unrecognized income tax benefits as a result of the implementation of FIN 48.

Discontinued Operations
In accordance with SFAS 144, the revenues and expenses associated with a separate segment or reporting unit that has been disposed of through closure or sale are included in (Loss) income from discontinued operations, net of tax, on the Consolidated Statements of Operations.

Stock-Based Compensation
On January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), using the "modified prospective method." Under SFAS 123(R), the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period. Prior to the adoption of SFAS 123(R), the Company applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options that were granted to employees prior to the adoption of SFAS 123(R) were granted at the then market value, no compensation expense had been recognized for the fair values of such grants under APB 25.

Upon the adoption of SFAS 123(R), the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS 123(R), compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS 123(R), the Company continues to recognize compensation cost using a graded-vesting method (as it had on a pro forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

SFAS 123(R) requires expected forfeitures to be considered in determining stock-based employee compensation expense. Prior to the adoption of SFAS 123(R), forfeiture benefits were recorded as a reduction to the Company's actual compensation expense in the case of restricted shares, or pro forma compensation expense in the case of options, when an employee left the Company and forfeited the award. In 2007 and 2006, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations in 2007 and 2006.

For stock-based payments issued after the adoption of SFAS 123(R), the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees and directors that receive awards and are eligible to retire prior to the award vesting. Prior to the adoption of SFAS 123(R), the Company applied a nominal vesting approach for employee stock-based compensation awards with retirement eligible provisions. Under the nominal vesting approach, the Company recognized actual and pro forma compensation cost over the vesting period and, if the employee retired before the end of the vesting period, the Company recognized any remaining unrecognized compensation cost at the date of retirement. The impact of this change in the vesting period approach did not have a material impact on the results of operations for the periods presented herein.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits resulting from stock-based compensation as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS 123(R) requires that the benefits of tax deductions in excess of compensation cost recognized for those options (excess tax benefits) be included in cash flows from financing activities. The income tax benefit on stock awards exercised in 2007 and 2006 of $15.2 million and $19.4 million, respectively, are included in cash flows from financing activities.

Had compensation expense for the Company's options been determined based on the fair values at the grant dates in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's pro forma net income and earnings per share amounts for the year ended December 31, 2005, would have been as follows (in millions, except per share data):

	2005
Net income, as reported	$66.4
Pro forma compensation expense determined under fair value based method, net of tax	(5.5)
Pro forma net income	60.8
Basic earnings per share, as reported	0.64
Diluted earnings per share, as reported	0.62
Pro forma basic earnings per share	0.59
Pro forma diluted earnings per share	0.57

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recently Issued Accounting Standards
In September 2006, the FASB issued SFAS No. 157 *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Company beginning as of January 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its Consolidated Financial Statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), which provides guidance on quantifying and evaluating the materiality of unrecorded prior year misstatements. The SEC staff indicates that a company should quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. Companies may choose to restate their financial statements for any material misstatements arising from the application of SAB 108 or recognize a cumulative effect adjustment within the current year opening balance in retained earnings, with disclosure of such items. SAB 108 was effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on the Company's Consolidated Financial Statements as of December 31, 2007 and 2006.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company beginning as of January 1, 2008. The Company does not expect the adoption of SFAS 159 to have a material impact on the Company's Consolidated Financial Statements.

In June 2007, the AICPA issued Statement of Position No. 07-1, *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide *Investment Companies* must be applied by an entity and whether those accounting principles must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In February 2008, the FASB deferred indefinitely the effective date.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the acquisition date fair value for all identifiable assets acquired, and liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development and requires the expensing of acquisition-related and restructuring costs as incurred. SFAS 141(R) is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its Consolidated Financial Statements.

NOTE 3 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at market value and consist of the following (in millions):

December 31,	2007	2006
Securities owned:		
Equities	$406.2	$703.0
U.S. government obligations	6.4	8.8
	$412.6	$711.8
Securities sold, not yet purchased:		
Equities	$335.3	$693.1
	$335.3	$693.1

NOTE 4 Receivable from/Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers consist of the following (in millions):

December 31,	2007	2006
Receivable:		
Clearing brokers and other	$207.1	$305.3
Securities failed to deliver	134.3	42.3
Deposits for securities borrowed	41.1	25.2
	$382.5	$372.9
Payable:		
Securities failed to receive	$ 79.5	$ 34.4
Clearing brokers and other	37.5	13.4
	$117.0	$ 47.9

NOTE 5 Investment in and Receivable from Deephaven Sponsored Funds and Asset Management Fees

Deephaven is the registered investment adviser and sponsor of the Deephaven Funds, which engage in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Funds are carried at market value. Of the $3.9 billion and $4.2 billion of assets under management in the Deephaven Funds as of December 31, 2007 and 2006, respectively, the Company had corporate investments as a limited partner or non-managing member of $83.7 million and $187.6 million, respectively. At December 31, 2007, the Company also had an $85.0 million receivable from Deephaven sponsored funds, which represented a redemption that was effective December 31, 2007 and was received in January 2008. Deferred compensation investments on the Consolidated Statements of Financial Condition at December 31, 2007 and 2006 included $49.8 million and $31.6 million, respectively, of investments as a limited partner or non-managing member in the Deephaven Funds related to employee and director deferred compensation plans. Separately, certain officers, directors and employees of the Company held direct investments of approximately $27.6 million and $6.2 million as limited partners or non-managing members in the Deephaven Funds, in the aggregate, as of December 31, 2007 and 2006, respectively.

Asset management fees represent fees earned by Deephaven for sponsoring and managing the Deephaven Funds as well as fees earned from separately managed accounts. These fees consist of management fees, calculated as fixed percentages of assets under management, and incentive allocation fees, generally calculated as a percentage of the funds' and managed accounts' year-to-date profits, if any. Incentive allocation fees may be negative in certain interim periods if the funds or managed accounts lose money for such period; however, such fees will not be negative on a year-to-date basis. Management fees were $44.3 million, $35.5 million and $34.8 million for 2007, 2006 and 2005, respectively. Incentive allocation fees were $72.4 million, $178.4 million and $54.4 million for 2007, 2006 and 2005, respectively.

Included in Investment income and other, net on the Company's Consolidated Statements of Operations is income from the Company's corporate investments in the Deephaven Funds of $17.8 million, $34.2 million and $16.3 million for 2007, 2006 and 2005, respectively. For additional information on Deephaven, see Footnote 24, "Subsequent Events."

NOTE 6 Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements comprise the following (in millions):

December 31,	Depreciation Period	2007	2006
Computer hardware and software	3 years	$101.9	$ 95.8
Leasehold improvements	*	52.5	51.0
Telephone systems	5 years	9.6	9.4
Furniture and fixtures	7 years	7.5	6.7
Trading systems and equipment	5 years	2.6	2.5
		174.1	165.4
Less – Accumulated depreciation and amortization		112.0	98.9
		$ 62.1	$ 66.5

*Shorter of life of lease or life of useful assets.

NOTE 7 Strategic Investments

Strategic investments of $73.7 million at December 31, 2007 consisted of a $30.8 million short-term investment in a liquid investment fund carried at fair value, $37.4 million in eight limited liability companies, limited partnership investments and a corporation accounted for under the equity method, and $5.5 million in common stock of two private companies representing less than 20% equity ownership, which are held at cost. Included in the $37.4 million investment in limited liability companies at December 31, 2007 is a $19.1 million equity investment in Direct Edge ECN, which is described further in Footnote 10, "Direct Edge ECN."

Strategic investments of $49.4 million at December 31, 2006 consisted of $32.3 million short-term investments in two liquid investment funds carried at fair value, $12.2 million in five limited liability companies and limited partnership investments accounted for under the equity method, $4.5 million investment in private company common stock representing less than 20% equity ownership which is held at cost, and $0.4 million of warrants in a publicly traded entity held at fair value.

In connection with the sale of the Derivative Markets business in December 2004 (see Footnote 16, "Discontinued Operations") and in light of the reorganization of the Company's business segments, the Company transferred its investments in the International Securities Exchange, Inc. ("ISE") and the NASDAQ Stock Market, Inc. ("NASDAQ Inc."), which were previously held by its broker-dealer subsidiaries, to a corporate investment holding company. During the first quarter of 2005, these equity investments became marketable and, accordingly, were accounted for as equity securities under SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities* and were classified as available-for-sale securities. In conjunction with the ISE's initial public and secondary offerings, the Company sold approximately 70% of its original equity investment in the ISE during 2005 for $41.1 million. Based on an original cost of $6.9 million, the Company recognized a pre-tax gain of $34.2 million. The Company sold its entire NASDAQ Inc. equity investment during 2005 for $36.9 million. Based on an adjusted cost of $15.2 million, the Company recognized a pre-tax gain of $21.7 million on the NASDAQ Inc. sale. In 2006 the Company sold its remaining shares of the ISE, having a cost basis of $2.9 million, for $33.1 million, resulting in a pre-tax gain of $30.1 million. The gains on the sales of the ISE and NASDAQ Inc. investments are included in Investment income and other, net on the Company's Consolidated Statements of Operations.

NOTE 8 Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company considers the profitability of the respective segment or reporting unit, an assessment of the fair value of the respective segment or reporting unit as well as the overall market value of the Company compared to its net book value. In June 2007 and 2006, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No events occurred in 2007 or 2006 that would indicate that the carrying amounts of the Company's amortizable intangibles may not be recoverable.

The goodwill balances of $132.8 million and $133.0 million at December 31, 2007 and 2006, respectively, relate to the Global Markets segment. Goodwill is net of accumulated amortization of $21.9 million recorded through December 31, 2001, the effective date the Company adopted SFAS No. 142. Goodwill primarily represents the Company's purchases of the businesses now operating as KCM, Direct Trading, Hotspot, Donaldson and Knight BondPoint.

The Company had intangible assets, net of accumulated amortization, of $57.8 million and $63.7 million at December 31, 2007 and 2006, respectively, all included within the Global Markets business segment. Intangible assets decreased by $5.9 million from 2006 to 2007, primarily due to amortization expense. Intangible assets primarily represent client relationships and are being amortized over their remaining useful lives, the majority of which have been determined to range from eight to 24 years. The weighted average remaining life of the Company's intangible assets at December 31, 2007 and 2006 is approximately 16 years.

In 2007, the Company recorded amortization expense, related to its intangible assets of $5.7 million. The estimated amortization expense relating to the intangible assets for each of the next five years approximates $5.7 million in 2008, $5.1 million in 2009, $4.9 million in 2010 and 2011 and $4.8 million in 2012.

The following chart summarizes the Company's Goodwill and Intangible assets, net of accumulated amortization, as of December 31, 2007 and 2006 (in millions):

Goodwill

December 31,	2007	2006
Purchase of Trimark business	$ 10.1	$ 10.1
Purchase of Tradetech business	3.0	3.0
Purchase of Donaldson business	3.6	3.6
Purchase of remaining shares in Knight Roundtable Europe	2.5	2.5
Purchase of Direct Trading business	43.8	33.4
Purchase of ATTAIN ECN business[1]	–	10.6
Purchase of Hotspot business	55.7	55.7
Purchase of Knight BondPoint business	14.2	14.1
Total	$132.8	$133.0

Intangible Assets[2]

December 31,	2007	2006
Customer relationships[3]		
Gross carrying amount	$ 51.9	$51.9
Accumulated amortization	(9.1)	(5.4)
Net carrying amount	$ 42.8	$46.5
Trade names[4]		
Gross carrying amount	$ 9.7	$ 9.8
Accumulated amortization	(0.9)	(0.6)
Net carrying amount	$ 8.8	$ 9.2
Other[5]		
Gross carrying amount	$ 9.2	$ 9.2
Accumulated amortization	(2.9)	(1.3)
Net carrying amount	$ 6.3	$ 8.0
Total		
Gross carrying amount	$ 70.8	$70.9
Accumulated amortization	(13.0)	(7.2)
Net carrying amount	$ 57.8	$63.7

[1] Goodwill associated with the purchase of ATTAIN ECN was recorded by Direct Edge ECN, which was deconsolidated effective September 28, 2007. See Footnote 10 "Direct Edge ECN," for further details.

[2] The weighted average remaining life of the Company's intangible assets at December 31, 2007 is approximately 16 years.

[3] Customer relationships relate to the Donaldson, Direct Trading and Hotspot acquisitions. The weighted average remaining life is approximately 16 years as of December 31, 2007 and 17 years as of December 31, 2006. Lives may be reduced depending upon retention rates.

[4] Trade names relate to the Donaldson, Direct Trading and Hotspot acquisitions. The weighted average remaining life is approximately 25 years as of December 31, 2007 and 26 years as of December 31, 2006.

[5] Other includes technology, non-compete agreements and domain name rights used or acquired by the Company. The weighted average remaining life is approximately 5 years as of December 31, 2007 and 6 years as of December 31, 2006.

NOTE 9 Long Term Debt

On October 9, 2007, the Company entered into a three-year $140.0 million credit agreement ("Credit Agreement") with a consortium of banks led by JPMorgan Chase Bank, N.A. ("JPM"). The Credit Agreement includes a three-year delayed-draw senior secured term loan facility of $70.0 million and a three-year senior secured revolving facility of $70.0 million. The proceeds of the credit facilities may be used to finance share repurchases by the Company and for general corporate purposes. The Credit Agreement is repayable in full on October 3, 2010.

As of December 31, 2007, the Company borrowed $70.0 million under the three-year delayed-draw senior secured term loan facility but has not borrowed against the $70.0 million three-year senior secured revolving facility.

The interest and commitment fee rates vary based on changes in certain of the Company's financial covenant ratios. The interest rate can range from the JPM Prime Rate plus 0.25% to 0.50% or London Interbank Offered Rate ("LIBOR") plus 1.25% to 1.50%. The commitment fee can range from 0.30% to 0.35% on the average daily unused portion of the delayed-draw senior secured term loan facility and the senior secured revolving facility.

As of December 31, 2007, the $70.0 million delayed-draw senior secured term loan facility bears interest at 6.18% per annum. The interest is based on the three month LIBOR rate plus 1.25% and is payable in March 2008, at which time it will reset at the prevailing rate. Under the terms of the Credit Agreement, at the Company's option, it may choose an interest rate based on the JPM Prime Rate or the LIBOR rate. Approximately $0.1 million of interest expense was accrued as of December 31, 2007, which has been included in Interest, net on the Consolidated Statements of Operations.

The Company was charged a commitment fee of 0.30% on the unused portion of the $70.0 million senior secured revolving facility. For the year ended December 31, 2007, the Company was charged approximately $0.1 million in commitment fees, which has been included in Other expense on the Consolidated Statements of Operations.

Under the Credit Agreement, substantially all of the Company's material subsidiaries, other than its foreign subsidiaries, registered broker-dealer subsidiaries and subsidiaries thereof, guarantee the repayment of loans made pursuant to the credit facilities. Pursuant to the Credit Agreement, the credit facilities have been secured by substantially all of the assets of the Company.

The Credit Agreement includes customary representations, warranties, affirmative and negative covenants (including, among others, limitations on certain payments, investments and transactions) and events of default. It also contains financial covenants tied to the maintenance of financial ratios and metrics. These obligations may limit certain activities of the Company, including, but not limited to, certain mergers, acquisitions or dispositions of assets, repurchases of shares and payment of dividends, each above certain thresholds as set forth in the Credit Agreement.

NOTE 10 Direct Edge ECN

After the close of business on July 23, 2007 and September 28, 2007 (the latter being "the Deconsolidation Date"), Direct Edge Holdings issued equity interests to Citadel Derivatives Group LLC ("Citadel") in exchange for cash. Immediately following the September 28, 2007 issuance to Citadel, the Company and Citadel sold a portion of their equity interests in Direct Edge Holdings to The Goldman Sachs Group, Inc. for cash.

As a result of these transactions, the Company no longer controls Direct Edge and, as such, as of the Deconsolidation Date it is no longer a consolidated subsidiary. The Company's investment in Direct Edge is accounted for under the equity method following the Deconsolidation Date, and is included in Strategic investments on the December 31, 2007 Consolidated Statement of Financial Condition.

As Direct Edge was a subsidiary of the Company prior to the Deconsolidation Date, the results of its operations through the Deconsolidation Date are included in the Consolidated Statements of Operations for all periods presented. The Company recorded a minority interest benefit of $337,000 which represents Citadel's minority interest share of Direct Edge's pre-tax losses for the period July 24, 2007 through the Deconsolidation Date. This amount has been included within Other expense on the Consolidated Statements of Operations for this period. For periods following the Deconsolidation Date, the Company's share of Direct Edge's income and losses are included in Investment income and other, net on the Consolidated Statements of Operations.

As a result of Direct Edge Holdings' issuance of equity interest to Citadel, during 2007 the Company recognized, pursuant to SEC Staff Accounting Bulletin Topic 5-H, a pre-tax non-operating gain from subsidiary stock issuance of $8.8 million in the third quarter of 2007. The Company also realized a pre-tax gain of $4.2 million from the sale of a portion of its interest in Direct Edge Holdings to The Goldman Sachs Group, Inc., which is included in Investment income and other, net for the year ended December 31, 2007.

NOTE 11 Stock-Based Compensation

The Company has established the Knight Capital Group, Inc. 1998 Long Term Incentive Plan, the Knight Capital Group, Inc. 1998 Non-employee Director Stock Option Plan, the Knight Capital Group, Inc. 2003 Equity Incentive Plan and the Knight Capital Group, Inc. 2006 Equity Incentive Plan (the "2006 Plan") (collectively, the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation to employees and directors of the Company. The Stock Plans are administered by the Compensation Committee of the Company's Board of Directors, and allow for the grant of options, stock appreciation rights (2006 Plan only), restricted stock and restricted stock units (collectively, the "awards"), as defined by the Stock Plans. The Stock Plans limit the number of awards that may be granted to a single individual as well as limit the amount of options, stock appreciation rights (2006 Plan only) or shares of restricted stock or restricted stock units that may be awarded. As of December 31, 2007, the Company has not issued any stock appreciation rights or restricted stock units.

Restricted Shares

Eligible employees receive restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years. The Company has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to restricted shares based on the fair value of the Company's common stock at the date of grant, which the Stock Plans define as the average of the high and low sales price on the business day prior to the grant date. In 2007, 2006 and 2005, the Company recorded compensation expense relating to restricted shares of $25.4 million, $14.0 million and $13.4 million, respectively, all of which has been included in Employee compensation and benefits on the Consolidated Statements of Operations. The total income tax benefit recognized on the Consolidated Statements of Operations related to restricted shares was $10.1 million, $5.6 million and $5.4 million in 2007, 2006 and 2005, respectively.

The following table summarizes restricted share activity in 2007 and 2006 (shares in thousands):

	2007		2006	
	Number of Restricted Shares	Weighted-Average Grant Date Fair Value	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1	2,711.1	$11.55	3,026.7	$10.31
Granted	2,564.4	18.20	1,093.9	13.42
Vested	(1,416.8)	13.86	(995.7)	10.25
Surrendered	(209.8)	14.06	(413.8)	10.54
Outstanding at December 31	3,648.9	$15.19	2,711.1	$11.55

The weighted-average fair value of restricted shares granted in 2007, 2006 and 2005 was $18.20, $13.42 and $9.80, respectively. Based upon the value at date of vest, the cumulative fair value of restricted shares that vested in 2007, 2006 and 2005 was $22.9 million, $13.3 million and $9.7 million, respectively.

There is $37.2 million of unamortized compensation related to the unvested restricted shares outstanding at December 31, 2007. The cost of these unvested restricted shares is expected to be recognized over a weighted average life of 1.4 years.

Stock Options

The Company's policy is to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the business day prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the applicable option award agreement. The Company has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period. The Company's policy is to issue new shares upon share option exercises by its employees.

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. Stock options granted have exercise prices equal to the market value of the Company's common stock at the date of grant as defined by the Stock Plans. The principal assumptions utilized in valuing options and the methodology for estimating such model inputs include: 1) risk-free interest rate – estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option; 2) expected volatility – estimate is based on several factors including implied volatility of market-traded options on the Company's common stock on the grant date and the historical volatility of the Company's common stock; and 3) expected option life – estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of the stock options granted in 2007, 2006 and 2005 was $6.09, $4.63 and $4.03, respectively. The weighted-average assumptions used were as follows:

	2007	2006	2005
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	40.0%	40.0%	40.0%
Risk-free interest rate	4.3%	4.7%	3.5%
Expected life (in years)	3.5	3.5	3.5

The Company recorded compensation expense relating to options of $5.7 million and $6.8 million in 2007 and 2006, respectively, all of which was recorded in Employee compensation and benefits on the Consolidated Statements of Operations. The total income tax benefit recognized on the Consolidated Statements of Operations related to stock options was $2.3 million and $2.7 million in 2007 and 2006, respectively.

The following table summarizes stock option activity and stock options exercisable in 2007 (options in millions):

	2007			
	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Life (years)
Outstanding at January 1, 2007	8.8	$ 9.43		
Granted at market value	0.6	17.39		
Exercised	(3.5)	6.05		
Surrendered	(0.2)	13.82		
Outstanding at December 31, 2007	5.7	$12.16	$21.0	6.28
Vested at December 31, 2007	3.4	$12.11	$19.7	6.17
Available for future grants at December 31, 2007*	11.7			

*Represents both options and awards available for grant.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at 12/31/07	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/07	Weighted-Average Exercise Price
$ 4.57 – $ 7.98	1.0	3.93	$ 7.09	0.8	$ 6.89
$ 8.02 – $ 9.84	1.2	5.68	9.41	0.7	9.31
$ 9.90 – $ 9.94	0.5	7.25	9.90	0.0	9.94
$10.24 – $10.30	1.0	6.84	10.24	1.0	10.24
$10.31 – $16.32	1.0	7.47	13.33	0.5	12.99
$16.43 – $71.38	1.0	6.98	22.14	0.4	29.06

The aggregate intrinsic value is the amount by which the closing price of the Company's common stock of $14.40 exceeds the exercise price of the stock options multiplied by the number of shares at December 31, 2007. The total intrinsic value of options exercised in 2007, 2006 and 2005 was $37.9 million, $46.1 million and $15.9 million, respectively. Cash received from the exercise of stock options in 2007 totaled $21.1 million.

There is $5.5 million of unrecognized compensation related to the unvested stock options outstanding at December 31, 2007. The cost of these unvested awards is expected to be recognized over a weighted average life of 1.1 years.

NOTE 12 Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company is required to make annual contributions to the Plan equal to 100% of the contributions made by its employees, up to annual limits. The total expense, from continuing operations, recognized with respect to the Plan and included in Employee compensation and benefits on the Consolidated Statements of Operations, was as follows (in millions):

For the years ended December 31,	
2007	$4.4
2006	4.1
2005	3.3

NOTE 13 Writedown of Assets and Lease Loss Accrual

The Writedown of assets and lease loss accrual during 2007, 2006 and 2005 were ($2.5 million), $8.5 million, and $10.1 million, respectively. The benefit in 2007 was primarily related to an adjustment of previously recognized lease losses with respect to the Company's 545 Washington Boulevard property in Jersey City, N.J. During 2007, the Company entered into two sub-lease agreements for a portion of the premises for which it had previously recorded a lease loss accrual. The lease loss accrual was adjusted based on the difference between the actual terms of the sub-leases and the assumptions previously used in the calculation of the lease loss accrual.

The charges in 2006 primarily related to costs associated with excess real estate capacity at the Company's 545 Washington Boulevard facility in Jersey City, N.J. The charges in 2005 consist of $4.5 million of costs associated with excess real estate capacity and a writedown of fixed assets related to the move from the Company's 525 Washington Boulevard facility in Jersey City, N.J., and $5.5 million in costs associated with excess real estate capacity at the 545 Washington Boulevard facility.

NOTE 14 Regulatory Charges and Related Matters

In 2006, the Company received a request from the staff of the SEC for voluntary production of certain documentation related to options activities of its former Derivative Markets business segment which, prior to its sale by the Company in December 2004, was primarily operated through Knight Financial Products LLC. The Company believes this request is part of a broader review by the staff of the SEC regarding certain trading practices in the options industry during the period from 1999 to 2005. The Company responded to this request and is cooperating with the staff of the SEC and certain regional exchanges to resolve this matter. During 2007, the Company recorded a charge of $1.4 million, net of tax relating to this matter. This charge has been reported in (Loss) income from discontinued operations, net of tax on the Consolidated Statements of Operations.

As disclosed in the Company's Form 10-K filing for the year-ended December 31, 2005, and in subsequent SEC filings in May 2006, Deephaven announced that it had concluded a settlement with the SEC in connection with trading activity associated with certain Private Investments in Public Equities ("PIPEs"). Without admitting or denying the allegations in the SEC's complaint, and as part of the settlement, Deephaven was required to disgorge approximately $2.7 million, pay approximately $343,000 in pre-judgment interest and pay approximately $2.7 million as a civil penalty. In May 2006, the amounts were paid to the Clerk of the Court. The settlement resolved the matters for which Deephaven received the Wells Notice from the staff of the SEC in June 2005. In 2005, the Company recorded a total pre-tax charge of $5.7 million relating to this matter. Such charges are included in Regulatory charges and related matters on the Consolidated Statements of Operations. The Company did not record a tax benefit for the $2.7 million civil penalty portion of this settlement.

NOTE 15 Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate company income tax returns.

The provision (benefit) for income taxes from continuing operations consists of (in millions):

	2007	2006	2005
Current:			
U.S. federal	$ 73.4	$106.6	$38.1
State and local	13.1	7.9	(2.2)
Non U.S.	4.4	7.4	–
	90.9	121.9	35.9
Deferred:			
U.S. federal	(12.5)	(27.0)	1.3
State and local	(0.7)	3.2	1.7
Non U.S.	(0.1)	0.1	–
	(13.3)	(23.7)	3.0
Income tax expense from continuing operations	$ 77.6	$ 98.2	$38.9

The preceding table does not reflect the tax effects of unrealized gains on available for sale securities, which was recorded directly in Stockholders' equity. Stockholders' equity decreased by $7.1 million in 2005, as a result of the tax effects of unrealized gains on available for sale securities and increased by $7.1 million in 2006 as such securities were sold. These tax effects are reported in the Consolidated Statements of Changes in Stockholders' Equity as a component of Accumulated other comprehensive income, net of tax.

The following table reconciles income tax expense (benefit) from continuing operations at the U.S. federal statutory rate to the Company's Income tax expense (In millions):

	2007	2006	2005
U.S. federal income tax expense at statutory rate	$70.4	$89.8	$36.8
U.S. state and local income tax expense (benefit), net of U.S. federal income tax effect	8.1	7.2	(0.3)
Non U.S., net	0.6	–	-
Nondeductible charges	0.6	0.5	1.5
Other, net	(2.1)	0.7	0.9
Income tax expense	$77.6	$98.2	$38.9

Included within Nondeductible charges in the above table is the effect of the $2.7 million in penalties in 2005, related to the regulatory charges described in Footnote 14, "Regulatory Charges and Related Matters," for which no tax benefits were recorded.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows (in millions):

	2007	2006
Deferred tax assets:		
Employee compensation and benefit plans	$ 48.0	$ 31.6
Fixed assets and other amortizable assets	3.0	2.8
Reserves	10.3	9.4
Valuation of investments	1.8	2.5
Net operating loss carryforwards	40.7	42.6
Less: Valuation allowance on net operating loss carryforwards	(40.1)	(41.9)
Total deferred tax assets	63.7	47.0
Deferred tax liabilities:		
Fixed assets and other amortizable assets	14.0	13.3
Valuation of investments	2.7	–
Total deferred tax liabilities	16.7	13.3
Net deferred tax assets	$ 47.0	$ 33.7

At December 31, 2007, the Company had U.S. federal net operating loss carryforwards, resulting from acquisitions, of $37.4 million. The Company recorded a related deferred tax asset of $13.1 million as of December 31, 2007, and an offsetting valuation allowance as substantially all of these net operating loss carryforwards are considered more likely than not to expire unutilized. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2019.

At December 31, 2007, the Company had state net operating loss carryforwards of $63.6 million of which $33.5 million resulted from acquisitions. The Company recorded a related deferred tax asset of $3.6 million as of December 31, 2007, and an offsetting valuation allowance of $2.8 million for those net operating loss carryforwards considered more likely than not to expire unutilized. Certain of these carryforwards are subject to annual limitations on utilization and they will begin to expire in 2011.

At December 31, 2007, the Company had U.K. net operating loss carryforwards of $80.7 million. The Company recorded a related deferred tax asset of $24.2 million as of December 31, 2007, and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to remain unutilized. These net operating losses may be carried forward indefinitely.

Effective January 1, 2007, the Company adopted FIN 48. The Company recognized no material adjustment in the liability for unrecognized income tax benefits as a result of the implementation of FIN 48. At the adoption date of January 1, 2007, the Company had $0.9 million of unrecognized tax benefits and at December 31, 2007, the Company had $0.7 million of unrecognized tax benefits, all of which would affect the Company's effective tax rate if recognized.

As of December 31, 2007, the Company is subject to U.S. Federal income tax examinations for the tax years 2005 and 2006, and to non U.S. income tax examinations for the tax years 2002 through 2005. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2000 through 2006. The final outcome of these examinations is not yet determinable. However, the Company anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the results of operations or financial condition.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of Income from continuing operations before income taxes. Penalties are recorded in Other expenses and interest paid or received is recorded in Interest, net, in the Consolidated Statements of Operations.

NOTE 16 Discontinued Operations

The Company completed the sale of its Derivative Markets business to Citigroup in December 2004. In accordance with SFAS 144, the results of the Derivative Markets segment, the revenues and expenses associated with these businesses as well as all costs associated with the sale transaction have been included in (Loss) income from discontinued operations, net of tax on the Consolidated Statements of Operations for all periods presented. The final purchase price was subject to adjustment based on the final determination of the book value of the Derivative Markets segment at the time the deal closed. The final determination of book value occurred in the first quarter of 2005, at which time the adjustment was recognized. The result of this adjustment and other expenses related to the sale resulted in income of $122,000, net of tax, in 2005. As described in Footnote 14, "Regulatory Charges and Related Matters," the Company recorded a charge of $1.4 million, net of tax, related to a regulatory matter involving the Derivative Markets segment in 2007.

The revenues and results of operations of the discontinued operations for 2007, 2006 and 2005 are summarized as follows (in millions):

	2007	2006	2005
Revenues	$ –	$–	$ –
Pre-tax loss from discontinued operations	$(2.1)	$–	$ –
Pre-tax gain on sale of Derivative Markets business, net of transaction related costs	–	–	0.2
Income tax (benefit) expense	(0.6)	–	0.1
(Loss) income from discontinued operations, net of tax	$(1.4)	$–	$0.1

NOTE 17 Earnings per Share

Basic earnings per common share ("EPS") has been calculated by dividing net income by the weighted average shares of Class A Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common stock equivalents if stock options were exercised and restricted stock awards were to vest.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for 2007, 2006 and 2005 (in millions, except per share data):

For the years ended December 31,	2007		2006		2005	
	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares
Income and shares used in basic calculations	$122.2	97.1	$158.3	101.4	$66.4	103.5
Effect of dilutive stock based awards	–	3.7	–	4.8	–	3.4
Income and shares used in diluted calculations	$122.2	100.8	$158.3	106.2	$66.4	106.9
Basic earnings per share		$1.26		$1.56		$0.64
Diluted earnings per share		$1.21		$1.49		$0.62

The above calculations exclude options that could potentially dilute EPS in the future but were antidilutive for the periods presented. The number of such options excluded was approximately 1.1 million, 0.5 million and 5.2 million in 2007, 2006 and 2005, respectively.

NOTE 18 Comprehensive Income

Comprehensive income includes net income and changes in equity except those resulting from investments by, or distributions to, stockholders. Comprehensive income is as follows (in millions):

For the years ended December 31,	2007	2006	2005
Net income	$122.2	$158.3	$66.4
Other comprehensive income, net of tax:			
Net unrealized gains on investment securities held as available-for-sale	–	–	10.4
Realization of gains on sales of investment securities held as available-for-sale	–	(10.4)	–
Total comprehensive income, net of tax	$122.2	$148.0	$76.7

Totals may not add due to rounding.

Other comprehensive income, net of tax, represents net unrealized gains on the Company's strategic investment in the ISE at December 31, 2005 and the subsequent realization of such gains in 2006.

NOTE 19 Significant Clients and Investors

The Company considers significant clients to be those clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. No client accounted for more than 10% of the total U.S. equity dollar value traded during 2007. One client accounted for approximately 10.9% and 10.7% of the Company's U.S. equity dollar value traded during 2006 and 2005, respectively.

The Company considers significant investors to be those investors who account for 10% or more of assets under management in the Deephaven Funds. One investor accounted for more than 10% of the Deephaven Funds' asset under management as of December 31, 2007. No investor accounted for more than 10% of the Deephaven Funds' asset under management as of December 31, 2006.

NOTE 20 Commitments and Contingent Liabilities

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted with certainty, and we cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

As described in Footnote 2 "Significant Accounting Policies," if a Deephaven fund which has a six-month performance period incurs losses in the performance period ended December 31, the Company may make the determination, at its sole discretion, to return all or a portion of incentive allocation fees collected for the prior six-month performance period ending June 30 of that year.

Based upon market conditions and industry practice, in August 2007, the Company, at its sole discretion, made the determination that if a Deephaven fund with a six-month performance period incurs losses in the performance period ending December 31, 2007, Deephaven will return all or a portion of the incentive allocation fees collected from investors in that fund for the six-month performance period ended June 30, 2007. Of the $68.4 million of incentive allocation fees recorded for the six-month period ended June 30, 2007, Deephaven repaid approximately $19.0 million in the fourth quarter of 2007.

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. Rental expense from continuing operations under the office leases was $9.1 million, $8.6 million and $9.2 million in 2007, 2006 and 2005, respectively, and is included in Occupancy and equipment rentals on the Consolidated Statements of Operations.

The Company leases certain computer and other equipment under noncancelable operating leases and has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2007, future minimum rental commitments under all noncancelable office, computer and equipment leases ("Operating Leases"), and guaranteed employment contracts longer than one year ("Other Obligations") were as follows (in millions):

Lease & Contract Obligations

	Operating Leases	Other Obligations	Total
Year ending December 31, 2008	$ 11.4	$28.0	$ 39.4
Year ending December 31, 2009	11.1	15.4	26.5
Year ending December 31, 2010	10.5	–	10.5
Year ending December 31, 2011	11.0	–	11.0
Year ending December 31, 2012	11.4	–	11.4
Thereafter through October 31, 2021	92.4	–	92.4
	$147.9	$43.4	$191.2

Operating lease obligations have not been reduced by sub-lease rentals of $7.1 million due in the future under noncancelable sub-leases.

During the normal course of business, the Company collateralizes certain leases or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2007, the Company has provided a letter of credit for $6.0 million, collateralized by U.S. Treasury Bills, as a guarantee for one of the Company's lease obligations.

In 2003, the Company entered into long-term employment contracts with certain senior managers of Deephaven. In December 2006, the Company entered into new long-term employment agreements (the "2006 Employment Agreements") with three senior managers of Deephaven (the "Deephaven Managers"), two of whom were parties to the agreements entered into in 2003. The 2006 Employment Agreements, which became effective on January 1, 2007, were for three-year terms and included a right of renewal by the Deephaven Managers through 2012 under certain circumstances. The 2006 Employment Agreements provided profit-sharing bonuses based on the financial performance of Deephaven. According to the terms of the 2006 Employment Agreements, the Deephaven Managers were entitled to receive 50% of the first $60 million, and 75% thereafter, of pre-tax earnings prior to the profit-sharing bonuses. Upon entering the 2006 Employment Agreements, the Deephaven Managers also received one million shares of Knight restricted common stock, which vest ratably over three years.

In connection with entering into the 2006 Employment Agreements, the Deephaven Managers were also granted an option (the "Option"), exercisable after January 1, 2008 and until December 31, 2012, and conditioned on meeting certain requirements, to obtain a 49% interest in a new limited liability company ("Deephaven Holdings") to which the Company's interests in Deephaven would be contributed in exchange for the termination of their new employment agreements and associated profit-sharing bonuses. The agreement also provides that in the event of a change of control of the Company prior to December 31, 2012, the Deephaven Managers would have the option (the "Change of Control Option"), in exchange for the termination of the 2006 Employment Agreements and associated profit-sharing bonuses, to obtain a 51% interest in Deephaven or, if the Option has already been exercised, to increase their 49% interest resulting from the exercise of the Option by an additional 2%. Following any exercise of the Option or Change of Control Option by the Deephaven Managers, pre-tax earnings prior to profit sharing will be allocated between Knight and the Deephaven Managers in the same manner as under the 2006 Employment Agreements. See Footnote 24, "Subsequent Events" for further discussion relating to the exercise of the Option by the Deephaven Managers.

NOTE 21 Net Capital Requirements

The Company's U.S. registered broker-dealers are subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2007, all of the Company's broker-dealer subsidiaries were in compliance with their capital adequacy requirements. The following table sets forth the net capital levels and requirements for the following significant U.S. registered broker-dealer subsidiaries at December 31, 2007 as filed in their respective regulatory filings (in millions):

Entity	Net Capital	Net Capital Requirement	Excess Net Capital
KEM	$89.4	$8.0	$81.4
KCM	78.5	1.2	77.3
Direct Trading	12.9	0.5	12.4

In addition, the Company's foreign registered broker-dealer, KEMIL, is subject to certain financial resource requirements of the FSA. The following table sets forth the financial resource requirement at December 31, 2007 (in millions):

Entity	Financial Resources	Resource Requirement	Excess Financial Resources
KEMIL	$32.4	$17.0	$15.4

NOTE 22 Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market-maker of equities, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears the majority of its securities transactions through clearing brokers. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. bank. Substantially all of the Company's credit exposures are concentrated with its clearing brokers and the bank (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company currently has no loans outstanding to any former or current executive officer or director.

NOTE 23 Acquisitions

During 2006, the Company acquired the following two businesses within the Global Markets segment for a total of $95.7 million in cash:

- Hotspot, an electronic foreign exchange marketplace that provides access to electronic foreign exchange spot trade executions through an advanced ECN-based platform.

- Knight BondPoint, a privately held firm that provides electronic access and trade execution products for the fixed income market.

Goodwill and intangible assets recognized upon the closing of these transactions amounted to $69.8 million and $38.7 million, respectively. Intangible assets primarily consist of customer relationships and trade names. As these acquisitions were structured as stock purchases, none of the goodwill is expected to be deductible for tax purposes. Refer to Footnote 8, "Goodwill and Intangible Assets," for further details.

During 2006, the Company paid additional consideration of $15.5 million with respect to acquisitions made in 2005, which increased goodwill relating to these acquisitions to $44.0 million, which is expected to be fully deductible for tax purposes as these acquisitions were structured as asset purchases for tax purposes. One final contingent purchase payment of $10.4 million was made in the third quarter of 2007 with respect to the acquisition of Direct Trading.

See Footnote 24, "Subsequent Events" relating to the acquisition of EdgeTrade Inc.

NOTE 24 Subsequent Events

Acquisition of EdgeTrade Inc.
On January 14, 2008, the Company completed the acquisition of EdgeTrade Inc. ("EdgeTrade"), a privately-held firm for $59.5 million comprising $29.5 million in cash and approximately 2.3 million shares of unregistered Knight common stock. EdgeTrade is a leading agency-only trade execution and algorithmic software firm that allows buy- and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs.

Exercise of Option by Deephaven Managers
On January 10, 2008, Deephaven Managing Partners, LLC ("Deephaven Partners"), an entity owned and controlled by the Deephaven Managers, provided notice to the Company that it was exercising the Option.

On February 1, 2008, after regulatory and contractual approvals were received, the Company completed the transaction whereby the Company contributed its interest in Deephaven to Deephaven Holdings and Deephaven Partners acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Managers' 2006 Employment Agreements and associated profit sharing bonuses and an equity contribution of $1 million to Deephaven Holdings by Deephaven Partners (the "Deephaven Transaction"). The Deephaven Transaction did not affect or result in any change to Deephaven's role as investment manager to the funds it currently manages, or to the manner in which Deephaven carries out its duties as investment manager to those funds.

As part of the Deephaven Transaction, the Company and Deephaven Partners entered into a new Limited Liability Company Agreement (the "New LLC Agreement") for Deephaven Holdings. In addition, the 2006 Employment Agreements terminated and were replaced by new long-term employment agreements between Deephaven Holdings and each of the Deephaven Managers (the "New Employment Agreements"). The New Employment Agreements do not include the profit-sharing bonuses provided under the 2006 Employment Agreements; however, the Deephaven Managers continue to be entitled to participate in certain profit pools relating to specific Deephaven funds. Following the Deephaven Transaction, pre-tax earnings will be allocated between the Company and, through Deephaven Partners, the Deephaven Managers in a similar manner as under the 2006 Employment Agreements. Profit-sharing bonuses under the 2006 Employment Agreements had been reported in Employee compensation and benefits on the Company's Consolidated Statements of Operations. As a result of the Deephaven Transaction, beginning in February 2008, profits or losses that are allocated to the Deephaven Managers will instead be reported as Minority interest on the Company's Consolidated Statements of Operations and included as Minority interest on the Company's Consolidated Statements of Financial Condition.

Under the New LLC Agreement, the Company owns 51% of the shares in Deephaven Holdings, and Deephaven Partners owns 49% of the shares. As previously disclosed in a Form 8-K filing dated December 22, 2006, and subsequent regulatory filings, in the event of a change of control of the Company prior to December 31, 2012, Deephaven Partners will have the option (the "Change of Control Option") to increase its 49% interest by an additional 2%. Upon any exercise of the Change of Control Option, the Company will be obligated to transfer ownership of 2% of the shares to Deephaven Partners. The Company is entitled to appoint a majority of the Board of Managers of Deephaven Holdings until such time as the Change of Control Option is exercised, at which time Deephaven Partners will be entitled to appoint a majority of the Board of Managers.

Under the New LLC Agreement, certain corporate actions will require approval of a "super-majority" of members of the Board of Managers, including representatives of both Deephaven Partners and us. Neither party is permitted to transfer any of its interests in Deephaven Holdings to any unaffiliated third person without the consent of the other party. Any sale of Deephaven Holdings requires either (x) the consent of the holders of 75% of the shares or (y) if the aggregate consideration is in excess of $450 million, the approval of only Deephaven Partners (subject to a right of first refusal for the benefit of the Company). Pursuant to the New LLC Agreement, proceeds from any sale or liquidation of Deephaven or Deephaven Holdings will be allocated among the Company and Deephaven Partners based upon a formula that takes into account their capital accounts at the time of such sale or liquidation and relative profit sharing percentages over a defined period of time.

For additional information on the transaction, see Supplementary Schedule I included in this Annual Report.

Closing of Deephaven Event Fund

On January 31, 2008, Deephaven announced that it had concluded that it is in the best interests of investors in the Deephaven Event Fund LLC and the Deephaven Event Fund Ltd. (collectively, the "Event Fund") that the Event Fund return investors' capital. The decision to return investors' capital in the Event Fund occurred after a review by Deephaven of the Event Fund and the Event Fund's viability given the current macro-economic environment, performance over the preceding nine months, declining investor interest in event-driven investment strategies and significant levels of redemption requests in the Event Fund. Substantive changes in macro-economic circumstances in the U.S. have resulted in a reduction in the types of opportunities that Deephaven would ordinarily pursue as components of the Event Fund's core event-driven strategy and the conclusion that the Event Fund's core investment strategy is unlikely to produce the type of investment results Deephaven and its investors might expect over the short and intermediate term. As a result, redemptions in the Event Fund were suspended with immediate effect and Deephaven began an orderly process to reduce trading positions to cash and return investors' capital as promptly as reasonably practicable. Beginning February 1, 2008, and through the period of time Deephaven is returning investors' capital, no management or incentive allocation fee will be charged to investors in the Event Fund.

NOTE 25 Business Segments

The Company currently has two operating business segments, Asset Management and Global Markets as well as a Corporate segment. The Asset Management segment consists of investment management and sponsorship of the Deephaven Funds. The Global Markets segment provides market access and trade execution services in nearly every U.S. equity security and a large number of international securities, futures, options, foreign exchange and fixed income. The Global Markets segment offers high quality trade executions through natural liquidity, capital facilitation and trading technology, with comprehensive products and services that support alpha creation and capital formation. The Corporate segment includes all corporate overhead expenses and investment income earned on strategic investments, subsidiary stock issuance and partial sale of Direct Edge, and the Company's corporate investment as a limited partner or non-managing member in the Deephaven Funds. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses relating to corporate matters, directors' fees, investor and public relations expenses and directors' and officers' insurance.

The Company's revenues, income from continuing operations before income taxes and total assets by segment are summarized below (amounts in millions).

	Asset Management	Global Markets	Corporate	Consolidated Total
For the year ended December 31, 2007:				
Revenues	$118.2	$ 751.4	$ 35.7	$ 905.3
Income from continuing operations before income taxes	16.5	180.4	4.3	201.2
Total assets	170.8	1,433.1	152.0	1,755.8
For the year ended December 31, 2006:				
Revenues	$214.9	$ 674.8	$ 66.6	$ 956.3
Income from continuing operations before income taxes	74.8	150.3	31.4	256.5
Total assets	199.1	1,670.3	158.8	2,028.2
For the year ended December 31, 2005:				
Revenues	$ 89.8	$ 470.9	$ 74.2	$ 634.8
Income from continuing operations before income taxes	20.8	35.1	49.3	105.2
Total assets	82.4	996.1	337.5	1,416.0

Totals may not add due to rounding.

NOTE 26 Condensed Financial Statements of Knight Capital Group, Inc. (parent only)

Presented below are the Condensed Statements of Financial Condition, Operations and Cash Flows for the Company on an unconsolidated basis.

Statements of Financial Condition
Knight Capital Group, Inc. (parent only)

December 31,	2007	2006
(In thousands)		
Assets		
Cash and cash equivalents	$ 43,759	$ 4,907
Securities owned, at market value	6,400	6,343
Investments in subsidiaries, equity method	831,591	908,407
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $132 in 2007 and $31 in 2006	191	279
Investments in Deephaven sponsored funds	83,732	110,919
Receivable from Deephaven sponsored funds	85,000	–
Strategic investments	54,603	49,050
Other assets	29,209	22,029
Total assets	$1,134,485	$1,101,934
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation expense	$ 21,710	$ 21,314
Accrued expenses and other liabilities	10,094	3,173
Payable to subsidiaries	123,276	95,798
Income taxes payable	24,027	19,162
Long term debt	70,000	–
Total liabilities	249,107	139,447
Total stockholders' equity	885,378	962,487
Total liabilities and stockholders' equity	$1,134,485	$1,101,934

The accompanying notes are an integral part of these condensed financial statements.

Statements of Operations
Knight Capital Group, Inc. (parent only)

For the years ended December 31,	2007	2006	2005
(In thousands)			
Revenues			
Corporate management fees	$ 28,165	$ 28,000	$24,261
Investment income and other, net	22,470	14,694	8,636
Total revenues	50,635	42,694	32,897
Expenses			
Employee compensation and benefits	20,505	20,915	14,327
Professional fees	6,492	10,161	6,512
Business development	432	597	460
Other	3,815	3,785	4,793
Total expenses	31,244	35,458	26,092
Income before income taxes and equity in earnings of subsidiaries	19,391	7,236	6,805
Income tax expense (benefit)	5,062	444	(1,033)
Income before equity in earnings of subsidiaries	14,329	6,792	7,838
Equity in earnings of subsidiaries	107,911	151,554	58,522
Net income	$122,240	$158,346	$66,360

The accompanying notes are an integral part of these condensed financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Cash Flows
Knight Capital Group, Inc. (parent only)

For the years ended December 31,	2007	2006	2005
(In thousands)			
Cash flows from operating activities			
Net income	$ 122,240	$ 158,346	$ 66,360
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in earnings of subsidiaries	(107,911)	(151,554)	(58,522)
Depreciaton and amortization	239	71	40
Stock-based compensation	4,539	3,998	2,851
Income tax benefit on stock awards exercised	–	–	6,626
Unrealized gains on investments in Deephaven sponsored funds	(17,786)	(12,669)	(6,849)
Unrealized (gain) loss on strategic investments	(688)	1,119	748
(Increase) decrease in operating assets			
Securities owned	(57)	2,013	540
Other assets	(7,314)	(3,790)	9,320
Increase (decrease) in operating liabilities			
Accrued compensation expense	396	8,406	(8,516)
Accrued expenses and other liabilities	6,921	568	66
Payable to subsidiaries	55,612	20,296	102,509
Income taxes payable	4,865	(5,746)	(21,206)
Net cash provided by operating activities	61,056	21,058	93,967
Cash flows from investing activities			
Purchases of fixed assets and leasehold improvements	(14)	(310)	–
Redemptions in Deephaven sponsored funds	35,000	19,575	5,000
Investment in Deephaven sponsored funds	–	(1,310)	(55,000)
Proceeds from sale of strategic investments	5,534	–	1,166
Purchases of strategic investments	(10,400)	(38,750)	(3,650)
Dividends received from subsidiaries	129,324	250,514	38,995
Capital contributions to subsidiaries	(21,252)	(235,735)	(143,849)
Net cash provided by (used in) investing activities	138,192	(6,016)	(157,338)
Cash flows from financing activities			
Stock options exercised	21,075	26,787	22,517
Income tax benefit on stock awards exercised	15,172	19,405	–
Proceeds from long term debt borrowing	70,000	–	–
Cost of common stock repurchased	(266,643)	(75,959)	(147,016)
Net cash used in financing activities	(160,396)	(29,767)	(124,499)
Increase (decrease) in cash and cash equivalents	38,852	(14,725)	(187,870)
Cash and cash equivalents at beginning of the year	4,907	19,632	207,502
Cash and cash equivalents at end of the year	$ 43,759	$ 4,907	$ 19,632
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 97	$ 408	$ 576
Cash paid for income taxes	$ 66,826	$ 102,747	$ 52,563

The accompanying notes are an integral part of these condensed financial statements.

Notes to Condensed Financial Statements
Knight Capital Group, Inc. (parent only)

A. General

The condensed financial statements of Knight Capital Group, Inc. (parent only; the "Parent Company") should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto.

B. Income taxes

As stated in Footnote 15, "Income Taxes", the Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate income tax returns. As such, both federal and state income taxes attributable to subsidiaries are accrued at the subsidiary level and are therefore, included in Equity in earnings of subsidiaries on the Condensed Financial Statements. Income tax expense (benefit) included on the Parent Company's Condensed Statements of Operations represents only the income taxes attributable to the Parent Company.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Knight Capital Group Inc.'s ("Knight") management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Knight;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Knight; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Knight's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*.

Based on our assessment, Knight's management has concluded that, as of December 31, 2007, internal control over financial reporting is effective.

The effectiveness of Knight's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Knight Capital Group, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Knight Capital Group, Inc. and its subsidiaries (the "Company") at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 77. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 28, 2008

SUPPLEMENTARY SCHEDULE I – UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATON

For a description of the Deephaven Transaction, see Footnote 24, "Subsequent Events."

The following unaudited Pro Forma Condensed Consolidated Financial Information for the Company updates the Form 8-K filed on February 7, 2008, regarding the exercise of the Option by Deephaven Partners and reflects the balances as of and for the year ended December 31, 2007.

The unaudited Pro Forma Condensed Consolidated Statement of Financial Condition of the Company as of December 31, 2007 gives effect to the Deephaven Transaction as if it had occurred on December 31, 2007 and the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2007 gives effect to the Deephaven Transaction as if it had occurred on January 1, 2007 (collectively, the "Pro Forma Condensed Consolidated Financial Statements").

The unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared by the Company's management and are provided for informational purposes only. The unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to reflect the results of operations that would have existed or occurred had such transaction taken place on the date indicated, nor do they purport to reflect the financial condition or results of operations that will exist or occur in the future. The unaudited Pro Forma Condensed Consolidated Financial Statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the Company's historical Consolidated Financial Statements and the Notes thereto included in this Annual Report.

Knight Capital Group, Inc.
Pro Forma Condensed Consolidated Statement of Financial Condition (unaudited)

December 31, 2007	As Reported	Adjustments (Note 1)	Pro Forma
(In thousands)			
Assets			
Cash and cash equivalents	$ 222,435	$1,000	$ 223,435
Securities owned, held at clearing brokers, at market value	412,565		412,565
Receivable from brokers and dealers	382,544		382,544
Asset management fees receivable	27,588		27,588
Investment in Deephaven sponsored funds	83,732		83,732
Receivable from Deephaven sponsored funds	85,000		85,000
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization	62,073		62,073
Strategic investments	73,704		73,704
Goodwill	132,832		132,832
Intangible assets, less accumulated amortization	57,845		57,845
Deferred compensation investments	85,504		85,504
Other assets	129,991		129,991
Total assets	$1,755,813	$1,000	$1,756,813
Liabilities and Stockholders' Equity			
Liabilities			
Securities sold, not yet purchased, at market value	$ 335,280	$ –	$ 335,280
Payable to brokers and dealers	117,001		117,001
Accrued compensation expense	228,275		228,275
Accrued expenses and other liabilities	119,879		119,879
Long term debt	70,000		70,000
Total liabilities	870,435	–	870,435
Minority interest in consolidated subsidiaries	–	1,000	1,000
Stockholders' equity			
Class A Common Stock	1,509		1,509
Additional paid-in capital	587,025		587,025
Retained earnings	934,099		934,099
Treasury stock, at cost	(637,255)		(637,255)
Total stockholders' equity	885,378	–	885,378
Total liabilities and stockholders' equity	$1,755,813	$1,000	$1,756,813

See accompanying notes to pro forma condensed consolidated financial statements.

SUPPLEMENTARY SCHEDULE I – UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATON

Knight Capital Group, Inc.
Pro Forma Condensed Consolidated Statement of Operations (unaudited)

For the year ended December 31, 2007	As Reported	Adjustments (Note 2)	Pro Forma
(In thousands, except per share amounts)			
Revenues			
Commissions and fees	$447,495	$ –	$447,495
Net trading revenue	286,199		286,199
Asset management fees	116,777		116,777
Interest, net	17,378		17,378
Non-operating gain from subsidiary stock issuance	8,757		8,757
Investment income and other, net	28,718		28,718
Total revenues	905,324	–	905,324
Transaction-based expenses			
Execution and clearance fees	120,261		120,261
Soft dollar and commission recapture expense	61,367		61,367
Payments for order flow and ECN rebates	54,564		54,564
Total transaction-based expenses	236,192	–	236,192
Revenues, net of transaction-based expenses	669,132	–	669,132
Other direct expenses			
Employee compensation and benefits	346,476	(21,580)	324,896
Communications and data processing	36,956		36,956
Depreciation and amortization	22,075		22,075
Professional fees	19,360		19,360
Business development	15,997		15,997
Occupancy and equipment rentals	14,083		14,083
Writedown of assets and lease loss accrual	(2,470)		(2,470)
Other	15,418		15,418
Total other direct expenses	467,895	(21,580)	446,315
Income from continuing operations before income taxes and minority interest	201,237	21,580	222,817
Income tax expense	77,560		77,560
Income from continuing operations before minority interest	123,677	21,580	145,257
Minority interest in income of consolidated subsidiaries	–	(21,580)	(21,580)
Income from continuing operations	123,677	–	123,677
Loss from discontinued operations, net of tax	(1,437)		(1,437)
Net income	$122,240	$ –	$122,240
Basic earnings per share from continuing operations	$ 1.27	$ –	$ 1.27
Diluted earnings per share from continuing operations	$ 1.23	$ –	$ 1.23
Basic and diluted earnings per share from discontinued operations	$ (0.01)	$ –	$ (0.01)
Basic earnings per share	$ 1.26	$ –	$ 1.26
Diluted earnings per share	$ 1.21	$ –	$ 1.21
Shares used in computation of basic earnings per share	97,050	–	97,050
Shares used in computation of diluted earnings per share	100,796	–	100,796

See accompanying notes to pro forma condensed consolidated financial statements.

Knight Capital Group, Inc.
Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)

Note 1
The Pro Forma Condensed Consolidated Statement of Financial Condition gives effect to the Deephaven Transaction as if it had occurred on December 31, 2007. The $1 million increase in Cash and cash equivalents represents the initial capital contribution by Deephaven Partners to Deephaven Holdings and has been credited to Minority interest.

Note 2
The Pro Forma Condensed Consolidated Statement of Operations gives effect to the Deephaven Transaction as if it had occurred on January 1, 2007. Amounts that had previously been reported as Employee compensation and benefits have been reclassified to Minority interest in income of consolidated subsidiaries as such amounts are treated as allocations to Deephaven Partners for purposes of these Pro Forma Condensed Consolidated Financial Statements.

COMPARATIVE STOCK PERFORMANCE GRAPH

The graph below compares the total cumulative return of the Knight Class A Common Stock from December 31, 2002 through December 31, 2007, to the Standard & Poor's 500 Index and the SNL All Broker-Dealer Index. The graph assumes that dividends were reinvested and is based on an investment of $100 on December 31, 2002.

Total Cumulative Return Performance



Knight Capital Group, Inc.
SNL All Broker-Dealer Index
S&P 500 Index
450
400
350
300
250
200
150
100
50
Index Value
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Knight Capital Group, Inc.	100.00	306.05	228.60	206.47	400.21	300.63
SNL All Broker-Dealer Index	100.00	146.73	156.66	189.08	267.33	240.06
S&P 500 Index	100.00	128.68	142.69	149.70	173.34	182.86

MANAGEMENT TEAM

Thomas M. Joyce*
Chairman & Chief Executive Officer

Business Segments

Asset Management
Colin J. Smith
Deephaven Capital Management

Global Markets
James P. Smyth*
Broker-Dealer

Gregory C. Voetsch*
Institutional

Michael E. Williams
Foreign Exchange

Disciplines

Leonard J. Amoruso*
Legal & Compliance

Bronwen Bastone
Human Resources

Steven Bisgay*
Accounting & Finance

Steven J. Sadoff*
Technology

Margaret E. Wyrwas
Communications, Marketing & Investor Relations

* These executive officers are subject to Section 16(a) of the Securities Exchange Act of 1934 and file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the U.S. Securities and Exchange Commission (SEC) and the Nasdaq Stock Market. Further detail is available in Knight Capital Group, Inc.'s 2007 proxy filing with the SEC, also located on our website at www.knight.com, and in filings made with the SEC from time to time.

BOARD OF DIRECTORS

Thomas M. Joyce
Chairman & Chief Executive Officer,
Knight Capital Group, Inc.

William L. Bolster [1,2,3]
Lead Director,
Knight Capital Group, Inc.
Retired Chairman & Chief Executive Officer,
CNBC International

Gary R. Griffith [1,2]
Independent Financial Consultant

Robert M. Lazarowitz [1]
Former Executive Vice President,
Knight Capital Group, Inc.

Thomas C. Lockburner [1,2]
Retired Audit Partner,
Deloitte & Touche LLP

James T. Milde [1,3]
Independent Consultant

Rodger O. Riney [1,3]
President,
Scottrade, Inc.

Laurie M. Shahon [1,3]
President and Founder,
Wilton Capital Group

1 Member, Nominating and Corporate Governance Committee
2 Member, Finance and Audit Committee
3 Member, Compensation Committee

CORPORATE HEADQUARTERS AND OFFICES

CORPORATE

> Headquarters
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

405 Lexington Avenue
New York, New York 10174
Telephone: 212.209.1470
Fax: 212.697.1624

ASSET MANAGEMENT

Deephaven Capital Management

> Main Office
130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5700
Fax: 952.249.5320
www.deephavenfunds.com

11 East Superior Street
Suite 326
Duluth, Minnesota 55802
Telephone: 218.625.2322
Fax: 218.625.2324

Suite 5603, The Center
99 Queen's Road Central,
Central Hong Kong
Telephone: 852.3555.6000
Fax: 852.3555.6111

5 Gracechurch Street, 1st Floor
London, EC3V 0AT
United Kingdom
Telephone: 44.20.7469.1900
Fax: 44.20.7469.1850

GLOBAL MARKETS

> Main Office
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508
www.knight.com

2859 Paces Ferry Road
Atlanta, Georgia 30339
Toll Free: 800.438.4284
Fax: 770.333.9050
Toll Free: 800.222.4891
Fax: 770.333.1096

3565 Piedmont Road, NE
3 Piedmont Center
Suite 400
Atlanta, Georgia 30305
Telephone: 404.260.5300
Fax: 404.260.5299
Toll Free: 877.392.8258

200 State Street
Suite 11B
Boston, Massachusetts 02109
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

225 West Washington Street
Suite 300
Chicago, Illinois 60606
Telephone: 312.553.8305
Fax: 312.553.8345
Toll Free: 800.279.7695

8115 Preston Road
Suite 600
Dallas, Texas 75225
Telephone: 972.865.0400
Fax: 972.865.0404
Toll Free: 800.421.9955

990 Stewart Avenue
Suite 620
Garden City, New York 11530
Toll Free: 866.202.1095
Fax: 516.214.5296

Guildhall House
81-87 Gresham Street, 4th Floor
London, EC2V 7NQ
United Kingdom
Telephone: 44.20.7997.2200
Fax: 44.20.7997.2220

Brentwood Center
11601 Wilshire Boulevard
Suite 520
Los Angeles, California 90025
Toll Free: 800.430.3434

7190 Main Street
Manchester Center, Vermont 05255
Telephone: 802.362.2076
Fax: 802.362.4137

100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5812
Toll Free: 800.677.8746

One Independence Plaza
280 Highway 35
Red Bank, New Jersey 07701
Telephone: 732.747.3461
Fax: 732.747.3462

575 Market Street
Suite 3800
San Francisco, California 94105
Telephone: 415.541.3920
Fax: 415.896.6139
Toll Free: 866.612.7095
Telephone: 415.348.2744
Fax: 415.348.2742

4699 Old Ironsides Drive
Suite 300
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

3 Pickering Street
01-65 Nankin Row
China Square Central
Singapore 048660
Telephone: 65.6538.1489
Fax: 65.6538.1487

Concept and Design: www.crittgraham.com > Content: Margaret E. Wyrwas, Jonathan Mairs, Kara A. Fitzsimmons, Jaimee B. Gordesky, Ludwig J. Marek, Jillian E. Herman > Photography: George Lange > Printing: ACME Printing Co. LLC

CORPORATE INFORMATION

ANNUAL MEETING
The 2008 Annual Meeting will take place at 1:00 p.m. EDT on Wednesday, May 14, 2008, at Knight's Corporate Headquarters, 545 Washington Boulevard, Jersey City, New Jersey 07310.

COMMON STOCK
The Class A Common Stock is listed in the Nasdaq Global Select Market under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999, at the close of business. The CUSIP number is 499005 10 6.

DIVIDEND POLICY
The Company has never declared or paid a cash dividend on its Class A Common Stock.

CORPORATE WEBSITE
www.knight.com

PUBLICATIONS
Copies of the Annual Report, the Annual Report on SEC Form 10-K, Quarterly Reports on SEC Form 10-Q, Current Reports on SEC Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers, Proxy Statements, press releases and general information are available through the corporate website, by calling Investor and Shareholder Relations at 201.222.9400, or by writing Investor and Shareholder Relations at the Corporate Headquarters address.

CONTACT INFORMATION
Analyst, Investor, Media and Public Relations inquiries should be directed to Margaret E. Wyrwas, Senior Managing Director, Communications, Marketing & Investor Relations at 201.557.6954. Written inquiries may be sent to the Corporate Headquarters address.

INDEPENDENT AUDITOR
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
www.pwc.com

OUTSIDE COUNSEL
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
www.skadden.com

CONSOLIDATED SUBSIDIARIES
For a list of our regulated broker-dealer subsidiaries, please refer to our Annual Report on SEC Form 10-K.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
800.851.9677
www.melloninvestor.com

CORPORATE DISCLAIMERS
Knight Capital Group, Inc. provides its offerings through its Asset Management and Global Markets business segments. Services offered by Knight's Asset Management business are provided by Deephaven Capital Management LLC, a registered investment adviser with the U.S. Securities and Exchange Commission (SEC), Deephaven Capital Management International Ltd., regulated by the Financial Services Authority (FSA) in the United Kingdom (U.K.) and Deephaven Asia Limited, regulated by the Hong Kong Securities and Futures Commission. Securities and services for the Global Markets business are primarily offered by Knight's regulated broker-dealer subsidiaries duly registered with the SEC, the Securities Investor Protection Corporation and certain national and regional exchanges and self regulatory organizations. These entities are as follows: Direct Trading Institutional, L.P.; EdgeTrade LLC; Knight Capital Markets LLC; Knight Equity Markets, L.P.; and Knight BondPoint, Inc. Securities and services are also provided by Hotspot FXi, L.L.C.; Hotspot FXr L.L.C. (member of National Futures Association and registered with Commodity Futures Trading Commission); Hotspot FXi Europe Limited, authorized and regulated by the FSA; and, Knight Equity Markets International Limited, authorized and regulated by the FSA, and a member of the London Stock Exchange and other major European Exchanges.

Unless the context otherwise requires, the "Company," "Knight," "We," or "Our" shall mean Knight Capital Group, Inc. and its consolidated subsidiaries.

Certain statements contained in this Annual Report, including without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) and statements containing the words "believes," "intends," "expects," "anticipates" and words of similar import, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the costs, integration, performance and operation of businesses recently acquired, or that may be acquired in the future, by the Company. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this Annual Report. Readers should carefully review the risks and uncertainties detailed under "Certain Factors Affecting Results of Operations" in the MD&A herein, in "Risk Factors" in the Company's Annual Report on SEC Form 10-K and in other reports or documents the Company files or furnishes from time to time with the SEC. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this Annual Report.

Mixed Sources
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The 2007 Knight Capital Group, Inc. Annual Report is printed on FSC Certified, elemental chlorine free, Sappi McCoy® Silk which contains 10% post consumer fiber. One hundred percent of the energy used to manufacture Sappi McCoy® was generated with Green-e certified renewable energy.

Knight

- THE SCIENCE OF TRADING
- THE STANDARD OF TRUST

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CORPORATE HEADQUARTERS
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE
www.knight.com

END